FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August, 2017

Commission File Number: 001-12568

BBVA FRENCH BANK S.A.

(Translation of registrant’s name into English)

111 Córdoba Ave.

31st Floor

C1054AAA, C.A.B.A., Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BBVA French Bank S.A.

TABLE OF CONTENTS

Item
1.	Financial Statements as of June 30, 2017.

FINANCIAL STATEMENTS

AS OF JUNE 30, 2017

BALANCE SHEET AS OF

JUNE 30, 2017 AND DECEMBER 31, 2016

(Translation of financial statements originally issued in Spanish - See note 22)

Stated in thousands of pesos

	06.30.17	12.31.16
ASSETS:

A. CASH AND DUE FROM BANKS:
Cash	7,720,146	14,176,412
Due from banks and correspondents	29,235,920	33,894,586

Argentine Central Bank (BCRA)	28,820,705	31,230,217
Other local	2,388	694
Foreign	412,827	2,663,675

	36,956,066	48,070,998

B. GOVERNMENT AND PRIVATE SECURITIES:
Holdings booked at fair value (Exhibit A)	6,992,766	4,274,229
Holdings booked at amortized cost (Exhibit A)	965,068	904,089
Instruments issued by the BCRA (Exhibit A)	17,556,280	7,375,103
Investments in listed private securities (Exhibit A)	271	49

Less: Allowances (Exhibit J)	223	213

	25,514,162	12,553,257

C. LOANS:
To government sector (Exhibits B, C and D)	239	98,819

To financial sector (Exhibits B, C and D)	5,292,599	3,703,085

Interfinancial – (Call granted)	731,657	725,585
Other financing to local financial institutions	4,398,702	2,762,202
Interest and foreign currency exchange differences accrued and pending collection	162,240	215,298

To non financial private sector and residents abroad (Exhibits B, C and D)	82,073,673	73,751,889

Overdraft	9,503,576	9,546,565
Discounted instruments	10,070,029	10,896,722
Real estate mortgage	2,071,739	1,889,443
Collateral Loans	2,431,612	2,916,652
Consumer	11,646,873	9,368,939
Credit cards	23,979,885	22,520,843
Other (Note 5.a.)	21,638,601	15,838,284
Interest and foreign currency exchange differences accrued and pending collection	1,043,797	1,103,787
Less: Interest documented together with main obligation	312,439	329,346

Less: Allowances (Exhibit J)	1,845,491	1,573,590

	85,521,020	75,980,203

Carried Forward	147,991,248	136,604,458

(Cont.)

	06.30.17	12.31.16
Brought forward	147,991,248	136,604,458

D. OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS:
Argentine Central Bank (BCRA)	1,048,457	928,612
Amounts receivable for spot and forward sales to be settled	5,179,000	204,296
Instruments to be received for spot and forward purchases to be settled (Note 12) (Exhibit O)	2,621,482	485,109
Unlisted corporate bonds (Exhibits B, C and D)	340,851	325,925
Non-deliverable forward transactions balances to be settled (Note 12)	41,172	35,894
Other receivables not covered by debtor classification regulations	25,338	12,156
Other receivables covered by debtor classification regulations (Exhibits B, C and D)	486,676	409,395

Less: Allowances (Exhibit J)	5,596	5,074

	9,737,380	2,396,313

E. RECEIVABLES FROM FINANCIAL LEASES:
Receivables from financial leases (Exhibits B, C and D)	2,095,895	1,968,270
Interest accrued pending collection (Exhibits B, C and D)	26,083	24,645

Less: Allowances (Exhibit J)	27,631	27,187

	2,094,347	1,965,728

F. INVESTMENTS IN OTHER COMPANIES:
In financial institutions (Exhibit E)	881,283	924,382
Other (Note 5.b.) (Exhibit E)	442,787	410,171

Less: Allowances (Exhibit J)	5	5

	1,324,065	1,334,548

G. OTHER RECEIVABLES:
Other (Note 5.c.)	3,568,886	2,997,513
Other interest accrued and pending collection	7,925	1,219

Less: Allowances (Exhibit J)	742,214	614,105

	2,834,597	2,384,627

H. PREMISES AND EQUIPMENT (Exhibit F):	3,841,369	3,182,727

I. OTHER ASSETS (Exhibit F):	520,125	878,104

J. INTANGIBLE ASSETS (Exhibit G):
Goodwill	3,296	3,476
Organization and development expenses	351,102	312,161

	354,398	315,637

K. SUSPENSE ITEMS:	9,948	11,229

TOTAL ASSETS:	168,707,477	149,073,371

(Cont.)

	06.30.17	12.31.16
LIABILITIES:

L. DEPOSITS (Exhibits H and I):
Government sector	1,263,871	2,640,909

Financial sector	162,514	247,891

Non financial private sector and residents abroad	124,189,777	111,763,305

Checking accounts	21,819,746	19,896,819
Savings deposits	57,785,025	42,591,055
Time deposits	37,379,135	35,133,599
Investments accounts	213	85,194
Other	6,597,557	13,429,450
Interest and foreign currency exchange differences accrued payable	608,101	627,188

	125,616,162	114,652,105

M. OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS:
Argentine Central Bank (Exhibit I)	14,669	31,970

Other	14,669	31,970

Banks and International Institutions (Exhibit I)	267,077	636,153
Unsubordinated corporate bonds (Exhibit I)	1,401,328	1,746,166
Amounts payable for spot and forward purchases to be settled	1,771,174	325,111
Instruments to be delivered for spot and forward sales to be settled (Note 12) (Exhibit O)	6,299,684	402,153
Non-deliverable forward transactions balances to be settled (Note 12)	52,760	6,354
Other (Note 5.d.) (Exhibit I)	8,835,657	8,782,285
Interest and foreign currency exchange differences accrued payable (Exhibit I)	50,364	59,948

	18,692,713	11,990,140

N. OTHER LIABILITIES:
Dividends payable	911,000	—
Other (Note 5.e.)	4,007,806	4,584,690

	4,918,806	4,584,690

O. ALLOWANCES (Exhibit J):	2,545,586	1,342,954

P. SUSPENSE ITEMS:	62,400	43,447

TOTAL LIABILITIES:	151,835,667	132,613,336

STOCKHOLDERS’ EQUITY: (as per the related statements of changes in stockholders’ equity)	16,871,810	16,460,035

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY:	168,707,477	149,073,371

(Cont.)

MEMORANDUM ACCOUNTS

(Translation of financial statements originally issued in Spanish - See note 22)

-Stated in thousands of pesos-

	06.30.17	12.31.16
DEBIT ACCOUNTS

Contingent
Guaranties received	23,399,216	22,489,359
Contra contingent debit accounts	1,140,289	1,104,103

	24,539,505	23,593,462

Control
Receivables classified as irrecoverable	1,084,573	826,967
Other (Note 5.f.)	299,279,901	232,449,657
Contra control debit accounts	2,872,654	1,686,184

	303,237,128	234,962,808

Derivatives (Exhibit O)
“Notional” amount of non-deliverable forward transactions (Note 12)	4,333,264	2,623,708
Interest rate swap (Note 12)	3,771,602	2,251,362
Contra derivatives debit accounts	4,353,317	3,186,904

	12,458,183	8,061,974

TOTAL	340,234,816	266,618,244

CREDIT ACCOUNTS

Contingent
Credit lines granted (unused portion) covered by debtor classification regulations (Exhibits B, C and D)	213,531	176,296
Guaranties provided to the BCRA	—	227,946
Other guaranties given covered by debtor classification regulations (Exhibits B, C and D)	460,676	264,058
Other guaranties given non covered by debtor classification regulations	71,672	87,776
Other covered by debtor classification regulations (Exhibits B, C and D)	394,410	348,027
Contra contingent credit accounts	23,399,216	22,489,359

	24,539,505	23,593,462

Control
Items to be credited	2,200,217	1,436,763
Other	672,437	249,421
Contra control credit accounts	300,364,474	233,276,624

	303,237,128	234,962,808

Derivatives (Exhibit O)
“Notional” amount of non-deliverable forward transactions (Note 12)	4,353,317	3,186,904
Contra credit derivatives accounts	8,104,866	4,875,070

	12,458,183	8,061,974

TOTAL	340,234,816	266,618,244

The accompanying notes 1 through 22 and exhibits A through L, N and O and the consolidated financial statements with its notes and exhibits are an integral part of these statements.

STATEMENT OF INCOME FOR THE SIX MONTH PERIODS

ENDED JUNE 30, 2017 AND 2016

(Translation of financial statements originally issued in Spanish - See note 22)

-Stated in thousands of pesos-

	06.30.17	06.30.16
A. FINANCIAL INCOME
Interest on loans to the financial sector	471,480	298,337
Interest on overdraft	1,448,155	1,618,562
Interest on discounted instruments	917,543	1,042,783
Interest on real estate mortgage	174,697	202,000
Interest on collateral loans	294,818	296,714
Interest on credit card loans	2,093,855	1,990,135
Interest on other loans	2,413,064	1,912,239
Interest on other receivables from financial transactions	1,400	247
Interest on financial leases	203,833	218,429
Income from secured loans - Decree 1387/01	1,081	18,892
Income from government and private securities	1,321,955	2,452,335
Indexation by benchmark stabilization coefficient (CER)	255,683	310,254
Gold and foreign currency exchange difference	737,195	697,908
Other	449,778	323,349

	10,784,537	11,382,184

B. FINANCIAL EXPENSES
Interest on checking accounts	110,357	—
Interest on savings deposits	15,722	16,978
Interest on time deposits	2,985,949	4,024,440
Interest on interfinancial financing (call borrowed)	11,079	16,318
Interest on other financing from financial institutions	125	88
Interest on other liabilities from financial transactions	234,016	272,867
Other interest	940	2,362
Indexation by CER	17,325	232
Contribution to the deposit guarantee fund (Note 9)	101,348	162,549
Other	734,225	717,866

	4,211,086	5,213,700

GROSS INTERMEDIATION MARGIN - GAIN	6,573,451	6,168,484

C. ALLOWANCES FOR LOAN LOSSES	652,150	494,238

Carried Forward	5,921,301	5,674,246

(Cont.)

	06.30.17	06.30.16
Brought forward	5,921,301	5,674,246

D. SERVICE CHARGE INCOME
Related to lending transactions	1,572,312	1,434,499
Related to liability transactions	1,743,206	1,131,799
Other commissions	167,505	134,932
Other (Note 5.g.)	861,871	643,892

	4,344,894	3,345,122

E. SERVICE CHARGE EXPENSES
Commissions	1,898,574	1,265,889
Other (Note 5.h)	643,835	342,286

	2,542,409	1,608,175

F. ADMINISTRATIVE EXPENSES
Payroll expenses	3,276,881	2,503,658
Fees to bank Directors and Supervisory Committee	4,534	3,985
Others profesional Fees	84,188	55,521
Advertising and publicity	184,143	167,491
Taxes	549,639	401,835
Fixed assets depreciation (Exhibit F)	198,933	109,633
Organizational expenses amortization (Exhibit G)	53,347	38,366
Other operating expenses	780,626	586,492
Others	682,436	403,252

	5,814,727	4,270,233

NET GAIN FROM FINANCIAL TRANSACTIONS	1,909,059	3,140,960

G. OTHER INCOME
Income from long-term investments	337,328	278,585
Punitive interests	18,158	17,048
Loans recovered and reversals of allowances	107,943	115,737
Other (Note 5.i.)	1,564,735	441,504

	2,028,164	852,874

H. OTHER EXPENSES
Punitive interests and charges paid to BCRA	342	1,603
Charge for uncollectibility of other receivables and other allowances	1,464,189	448,529
Amortization of difference arising from judicial resolutions	4,999	5,470
Depreciation and losses from miscellaneous assets	133	170
Amortization of Goodwill (Exhibit G)	180	—
Other (Note 5.j.)	506,605	75,720

	1,976,448	531,492

NET GAIN BEFORE INCOME TAX	1,960,775	3,462,342

I. INCOME TAX (Note 3)	638,000	1,334,000

NET INCOME FOR THE PERIOD (Note 2.3.t))	1,322,775	2,128,342

The accompanying notes 1 through 22 and exhibits A through L, N and O and the consolidated financial statements with its notes and exhibits are an integral part of the statements.

STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2017 AND 2016

(Translation of financial statements originally issued in Spanish - See note 22)

-Stated in thousands of pesos-

	2017							2016
		Non capitalized	Adjustments to
	Capital	contributions	stockholders’	Retained
	Stock	Issuance	equity	earnings		Unappropriated
MOVEMENTS	(1)	premiums	(2)	Legal	Other	earnings	TOTAL	TOTAL
1. Balance at beginning of fiscal year	536.878	182.511	312.979	3.298.517	8.485.478	3.643.672	16.460.035	13.716.363

2. Stockholders’ Meeting held on March 30, 2017 (3)
- Dividends paid in cash	—	—	—	—	—	(911.000)	(911.000)	(900.000)
- Legal Reserve	—	—	—	728.734	—	(728.734)	—	—
- Voluntary reserve for future distributions of income	—	—	—	—	2.003.938	(2.003.938)	—	—
3. Net income for the period	—	—	—	—	—	1.322.775	1.322.775	2.128.342

4. Balance at the end of the period	536.878	182.511	312.979	4.027.251	10.489.416	1.322.775	16.871.810	14.944.705

(1)	Exhibit K.
(2)	Adjustments to stockholders’ equity refer to Adjustment to Capital Stock.
(3)	See Note 14.

The accompanying notes 1 through 22 and exhibits A through L, N and O and the consolidated financial statements with its notes and exhibits are an integral part of these statements.

STATEMENT OF CASH AND CASH EQUIVALENTS FLOW FOR THE

SIX MONTH PERIODS ENDED JUNE 30, 2017 AND 2016

(Translation of financial statements originally issued in Spanish - See note 22)

-Stated in thousands of pesos-

	06.30.17	06.30.16
CHANGES IN CASH AND CASH EQUIVALENTS

Cash and cash equivelents at the beginning of the fiscal year	49,775,998 (1)	28,459,917 (1)
Cash and cash equivelents at the end of the period	38,657,066 (1)	26,732,910 (1)

Net decrease in cash and cash equivelents	(11,118,932)	(1,727,007)

REASONS FOR CHANGES IN CASH AND CASH EQUIVALENTS

Operating activities

Net (payments) / collections from:
-Government and private securities	(11,638,950)	(4,454,926)
- Loans	(735,785)	(958,301)

to financial sector	(1,646,572)	(313,730)
to non-financial public sector	8,549	51
to non-financial private sector and residents abroad	902,238	(644,622)
- Other receivables from financial transactions	(194,769)	(187,671)
- Receivables from financial leases	(128,619)	161,660
- Deposits	6,977,313	10,998,070

to financial sector	(85,377)	50,029
to non-financial public sector	(1,345,139)	4,252,354
to non-financial private sector and residents abroad	8,407,829	6,695,687
- Other liabilities from financial transactions	332,109	(2,280,757)

Financing from financial or interfinancial sector (call borrowed)	—	(43,000)
Others (except liabilities included in Financing Activities)	332,109	(2,237,757)
Collections related to service charge income	4,311,016	3,357,235
Payments related to service charge expense	(2,542,166)	(1,601,158)
Administrative expenses paid	(5,766,301)	(4,203,040)
Organizational and development expenses paid	(92,288)	(65,897)
Net collections from punitive interest	17,816	15,445
Differences from judicial resolutions paid	(4,999)	(5,470)
Collections of dividends from other companies	238,011	351,712
Other (payments) / generated by collections related to other income and expenses	(27,453)	441,585

Net cash flows (used in) / generated by operating activities	(9,255,065)	1,568,487

Investment activities

Net payments from premises and equipment (Exhibit F)	(325,220)	(125,232)
Net payments from other assets (Exhibit F)	(219,632)	(320,968)
Other payments from investments activities	(170,542)	(201,285)

Net cash flows used in investment activities	(715,394)	(647,485)

Financing activities

Net payments from:
- Unsubordinated corporate bonds	(344,838)	(364,036)
- Argentine Central Bank	(17,211)	(12,019)
Other	(17,211)	(12,019)
- Banks and international agencies	(603,092)	(967,142)
Payments of dividends	—	(400,000)
Other payments related to financing activities	(183,332)	(904,812)

Net cash flows used in financing activities	(1,148,473)	(2,648,009)

Decrease in cash and cash equivalents	(11,118,932)	(1,727,007)

(1)	See note 16 “Statements of cash and cash equivalents flow”.

The accompanying notes 1 through 22 and exhibits A through L, N and O and the consolidated financial statements with its notes and exhibits are an integral part of these statements.

NOTES TO THE FINANCIAL STATEMENTS AS OF JUNE 30, 2017, PRESENTED IN COMPARATIVE FORM WITH THE BALANCE SHEET AS OF DECEMBER 31, 2016, AND THE STATEMENTS OF INCOME, CHANGES IN STOCKHOLDERS’ EQUITY AND CASH AND CASH

EQUIVALENTS FLOW AS OF JUNE 30, 2016

(Translation of financial statements originally issued in Spanish - See Note 22)

(Stated in thousands of pesos)

1.	CORPORATE SITUATION AND BANK’S ACTIVITIES

1.1	Corporate situation

BBVA Banco Francés S.A. (hereinafter indistinctly referred to as either “BBVA Francés”, the “Bank” or the “Entity”) has its headquarter in Buenos Aires, Argentina, and operates a 252-branch network.

Since December, 1996, BBVA Francés is part of Banco Bilbao Vizcaya Argentaria S.A.’s (BBVA) global strategy, which controls the Bank, direct and indirectly, with 75.95% of its capital stock as of June 30, 2017.

Part of the Bank’s capital stock is publicly traded and has been registered with the Buenos Aires Stock Exchange, the New York Stock Exchange and the Madrid Stock Exchange.

1.2	Capital stock

As of June 30, 2017 and December 31, 2016 the capital stock amounts to 536,877,850 shares and has remained unchanged during the last three fiscal years.

The Shareholders’ meeting dated June 13, 2017 approved the increase of capital stock through public subscription through the issuance of ordinary shares. Details of this transaction are presented in Note 21, “Subsequent Events.”

1.3	Registration with National Securities Commission (CNV) as Settlement and Clearing Agent – Comprehensive

The Capital Markets Law Nr. 26,831, enacted on December 28, 2012 and then regulated by CNV’s General Resolution Nr. 622/13 on September 5, 2013 sets forth, in its Section 47 that agents are under a duty to register with the CNV for interacting with the market in any of the modalities established in CNV’s General Resolution Nr. 622/13. On September 9 and 19, 2014, the Bank was finally registered as Mutual Funds’ Custodian Agent, under Nr. 4 and as a “Settlement and Clearing Agent – Comprehensive”, under Nr. 42.

1.4	Responsibility of stockholders

BBVA Francés is a corporation established under the laws of the Argentine Republic, and the responsibility of its stockholders is limited to the value of the paid - in shares, in accordance with Law Nr. 19,550. As a result, in compliance with Law Nr. 25,738, it is hereby informed that neither the foreign capital majority stockholders nor the local or foreign stockholders will respond, in excess of the mentioned paid-in stockholding, for the liabilities arising out of the transactions performed by the financial institution.

2.	SIGNIFICANT ACCOUNTING POLICIES

The financial statements arise from the accounting books of the Bank and have been prepared in accordance with the rules issued by the Central Bank of Argentina (hereinafter referred to as “BCRA”), which include the provisions informed to the Entity through Resolution Nr. 118/2003 and Memorandum Nr. 6/2017 of the BCRA, issued by the regulator in its capacity as issuer of accounting standards (hereinafter collectively referred to as “accounting standards established by the BCRA”).

2.1	Unit of measurement

In accordance with Decree Nr. 664/03 issued by the Federal Executive, Resolution Nr. 441 issued by the CNV and Communication “A” 3921 of the BCRA, the Bank discontinued the application of the method to restate its financial statements as of March 1, 2003.

Argentina’s professional accounting standards require the application of Technical Resolution Nr. 6 issued by the Argentine Federation of Professional Councils of Economic Sciences (FACPCE) (modified by Technical Resolution Nr. 39) which prescribes the accounting recognition of the effects of inflation when the country’s economic environment exhibits certain features. If the restatement of financial statements into constant currency became mandatory, the adjustment is to be applied by taking as a basis the last date when the Entity adjusted its financial statements to reflect the effects of inflation.

As of June 30, 2017, the features determined by Argentina’s professional accounting standards were not exhibited and, therefore, these financial statements have not been restated into constant currency.

2.2	Comparative information

In accordance with the BCRA’s Communication “A” 4667, as amended, the balance sheet and the exhibits that so specify include comparative information as of December 31, 2016, while the statements of income, changes in stockholders’ equity and cash and cash equivalents flow show comparative information as of June 30, 2016.

2.3	Measurement methods

The main valuation methods used in the preparation of the financial statements are as follows:

a)	Foreign currency assets and liabilities:

As of June 30, 2017 and December 31, 2016 such amounts were translated into pesos at the benchmark exchange rate of the BCRA as of the closing date of transactions on the last business day of the period or fiscal year, respectively. The exchange differences were charged to income (loss) for the period or fiscal year.

b)	Government and corporate securities:

•	Holdings booked at fair value and instruments issued by the BCRA at fair value: they were valued based on current listed prices or the prevailing present value for each security as of June 30, 2017 and December 31, 2016. Differences in listed prices were credited/charged to income for the period or fiscal year.

•	Holdings booked at amortized cost and instruments issued by the BCRA at amortized cost: as of June 30, 2017 and December 31, 2016, these were valued using the amount of initial recognition, plus interest accrued using the internal rate of return.

•	Investments in listed corporate securities representative of equity: they were valued based on current listed prices as of June 30, 2017 and December 31, 2016. Differences in listed prices were charged to income for the period or fiscal year.

c)	Loans to Government Sector:

Federal Government secured loans – Decree Nr. 1387/2001:

As of December 31, 2016, the secured loans were valued at the highest amount resulting from a comparison between the present value as estimated by the BCRA and the book value in accordance with the provisions in the BCRA’s Communication “A” 5180. They were totally canceled at maturity.

d)	Interest accrual:

Interest has been accrued according to a compound interest formula in the periods in which it was generated, except interest on transactions in foreign currency, those whose maturity does not exceed 92 days, and adjustable assets and liabilities which were recognized on a linear basis.

e)	Benchmark stabilization coefficient (CER):

As of June 30, 2017 and December 31, 2016, the following receivables and payables have been adjusted to the CER as follows:

•	Federal government secured loans: as of December 31, 2016, they have been adjusted under Resolution Nr. 50/2002 of the Ministry of Economy, which resolved that the CER business 10 (ten) days prior to the maturity date of the related service will be considered for yield and repayments of the loans.

•	Federal Government Secured Bonds due in 2020: they have been adjusted under Resolution Nr. 539/2002 of the Ministry of Economy, which resolved that the CER business 5 (five) days prior to the maturity date of the related service will be considered for yield and repayment of the bonds.

•	National Treasury Bonds maturing 2021: have been adjusted according to CER informed by the BCRA, of 10 (ten) business days prior to the date of expiration of the service of interest or corresponding capital amortization.

•	Deposits and other assets and liabilities: they have been adjusted considering the CER prevailing as of the closing date of the period or fiscal year.

f)	Allowance for loan losses and contingent commitments:

For loans, other receivables from financial transactions covered by debtor classification regulations, receivables from financial leases, receivables from sale of property assets and contingent commitments: the allowances have been calculated based on the Bank’s estimated loan loss risk in light of debtor compliance and the collaterals supporting the respective transactions, as provided by Communication “A” 2950 and supplemental by the BCRA.

g)	Instruments to be received and to be delivered for spot and forward transactions pending settlement:

•	In foreign currency: they were valued according to the benchmark exchange rate published by the BCRA for each currency determined on the last business day of the period or fiscal year.

•	Securities: holdings of government and corporate securities and instruments issued by BCRA at fair value and at amortized cost, were valued according to the method described in 2.3.b) as of June 30, 2017 and December 31, 2016.

h)	Amounts receivable and payable for spot and forward transactions pending settlement:

They were valued based on the prices agreed upon for each transaction, plus related premiums accrued as of June 30, 2017 and December 31, 2016.

i)	Unlisted Corporate Bonds:

They were valued at acquisition cost plus income accrued but not collected as of June 30, 2017 and December 31, 2016.

j)	Receivables from financial leases:

As of June 30, 2017 and December 31, 2016, they were valued at the present value of the sum of the periodical installments and the residual value previously established, calculated as per the conditions agreed upon in the respective leases, applying the implicit interest rate thereto.

k)	Investments in other companies:

•	Investments in controlled financial institutions, supplementary activities and authorized were valued based on the following methods:

•	BBVA Francés Valores S.A., Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings), PSA Finance Argentina Compañía Financiera S.A., BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión, Volkswagen Financial Services Compañía Financiera S.A. and Rombo Cía. Financiera S.A.: were valued by applying the equity method at the end of the period or fiscal year.

Although the Bank has a 40% interest ownership in the capital stock and voting rights of Rombo Cía. Financiera S.A., operational and financial decisions at Rombo Cía. Financiera S.A. are taken together with this company’s majority shareholder on a joint control basis.

The investment in Volkswagen Financial Services Compañía Financiera S.A. was acquired on September 26, 2016 (see Note 19) generating a goodwill that is recorded as indicated in Note 2.3.m).

•	Investments in non-controlled financial institutions, supplementary activities and authorized were valued according to the following methods:

•	Prisma Medios de Pago S.A. and Interbanking S.A.: were valued by applying the equity method at the end of the period or fiscal year.

•	Banco Latinoamericano de Comercio Exterior S.A.: was valued at acquisition cost in foreign currency plus the nominal value of stock dividends received, converted into pesos based on the method described in Note 2.3.a).

•	Other: were valued at acquisition cost, without exceeding their recoverable value.

•	Other non-controlled affiliates were valued based on the following methods:

•	BBVA Consolidar Seguros S.A.: was valued by applying the equity method at the end of the period or fiscal year.

•	S.W.I.F.T. S.C.R.L.: was valued at acquisition cost in foreign currency plus the nominal value of stock dividends received, converted into pesos based on the method described in Note 2.3.a).

l)	Premises and equipment and Other assets:

They have been valued at acquisition cost plus increases from prior-year appraisal revaluations, restated as explained in Note 2.1., less related accumulated depreciation calculated in proportion to the months of estimated useful life of items concerned, without exceeding their recoverable value.

m)	Intangible assets:

•	Organization and development expenses: were valued at cost less accumulated amortization calculated in proportion to the months of estimated useful life.

•	Goodwill: corresponds to the difference between the total amount paid and that resulting from calculating the proportion of the capital stock acquired on the equity according to the books of Volkswagen Financial Services Compañía Financiera S.A., at the date of acquisition less the corresponding accumulated amortization calculated in proportion to the estimated useful life months.

n)	Derivative transactions (see Note 12):

•	Interest rate swaps and Forward transactions:

1.	Interest rate swaps are recorded at the value resulting from the application of rates differences to residual notional amounts at the end of the period or fiscal year.

2.	Forward transactions receivable/payable in pesos without delivery of the underlying asset are recorded for the amount receivable or payable, as appropriate, arising from the difference between the agreed exchange rate and the exchange rate at the end of the period or fiscal year as applied to stated notional amounts.

•	Repo and Reverse Repo transactions

As of June 30, 2017 and December 31, 2016, the repos whose underlying assets are not subject to the volatilities published by the BCRA were valued as per the cost of each transaction and the repos whose underlying assets are subject to volatility were recorded at their quoted value. Accrued premiums were charged to income (loss) for each period or fiscal year, as appropriate.

ñ)	Employee termination pay:

The Bank imputes to results the expenses employee termination at the moment of its payment.

o)	Other liabilities:

They include the debit balances non arising out of transactions relating to the supply and demand of financial resources, plus the adjustments and interest payable accrued at the end of the period or fiscal year.

p)	Allowance for other contingencies:

Except as indicated in Note 3 below, in relation to the provision for contingencies required by BCRA through Memorandum Nr. 6/2017, contingency provisions comprise the amounts estimated to cover probable contingencies that, if they occur, would result in a loss for the Entity.

In the case of actions initiated by Consumer Associations for indeterminate amounts related to the collection of certain financial charges, the Entity and its legal advisors have carried out an analysis of said claims, and have responded by rejecting the arguments put forward by said associations, based In the illegitimacy of the claims, the applicable regulations, as well as the terms of prescription in force at the date of filing of the claims. On the basis of this assessment, no material adverse effects are expected in this regard.

q)	Stockholders’ equity accounts:

They are restated as explained in Note 2.1 except for the “Capital Stock” and “Non capitalized contributions” accounts which have been kept at cost. The adjustment resulting from the restatement is included in the “Adjustment to Stockholders Equity – Adjustment to Capital Stock” account.

r)	Statement of Income Accounts:

•	As of June 30, 2017 and 2016, accounts accruing monetary transactions: financial income (expense), service charge income (expense), provision for loan losses, administrative expenses, etc. were computed on the basis of their monthly accrual at historical rates.

•	Accounts reflecting the effect on income resulting from the sale, write-off, or use of non-monetary assets were computed based on the value of such assets, as mentioned in Note 2.1.

•	Profit/Loss from investments in subsidiaries was computed based on such companies’ income statement adjusted as explained in Note 2.1.

s)	Income tax and Minimum Presumed Income Tax:

•	Income tax

Income tax is recognized by application of the deferred tax method. Pursuant to this method, in addition to the provision for the tax that has been determined as payable for the fiscal year, a deferred tax asset is recognized to reflect the future fiscal effect of the tax loss carryforwards and the temporary differences that are deductible and that stem between the book value and the tax value of assets and liabilities to the extent that they are recoverable, net of deferred tax liabilities.

In this respect, the Entity received a note from the BCRA dated June 19, 2003, whereby it was notified that the criterion it had applied is not admitted by the accounting standards laid down by the regulatory authority. On June 26, 2003, and based on the opinion of its legal advisors, the Entity answered said note pointing out that in the Entity’s opinion, the Argentine Central Bank standards do not prevent the application of the deferred tax method. Resolution Nr. 118/03 of the BCRA’s Superintendency of Financial and Foreign Exchange received on October 7, 2003 confirmed the terms of the above-mentioned note and therefore, as from that date, the Entity raised a provision equivalent to the net balance of the deferred tax asset.

Note 3 to these financial statements provides a detail of current and deferred tax as of June 30, 2017 and December 31, 2016 as well as of the criteria applied to determine the charge assessed for the fiscal year ended on December 31, 2016.

•	Minimum Presumed Income Tax

Minimum Presumed Income Tax has been established for the fiscal years ended as from December 31, 1998 by Law Nr. 25,063 for a term of ten fiscal years. At present, after a number of successive term extensions, this tax shall be in force until December 31, 2019. Minimum Presumed Income Tax supplements Income Tax: whilst Income Tax is imposed on taxable income for a given fiscal year, Minimum Presumed Income Tax is a minimum levy imposed on the potential income yielded by certain productive assets at a rate of 1% in a manner such that the Entity’s tax liability will coincide with the higher of both tax charges. This law prescribes, in the case of entities governed by the Law of Financial Institutions, that 20% of their taxed assets after having deducted from those the assets defined as non-computable must be considered as taxable basis for the tax. This notwithstanding, if in a given fiscal year, Minimum Presumed Income Tax were to exceed Income tax, this excess may be computed as a partial payment towards total payment of any excess of Income Tax that might arise in any of the following ten fiscal years once tax loss carryforwards have run out.

As of June 30, 2017 and as of December 31, 2016, the Entity did not raise any provision for Minimum Presumed Income Tax because this tax did not exceed Income tax at the end of the period/fiscal year.

t)	Earning per share:

As of June 30, 2017 and 2016, the Bank calculated the earning per share on the basis of 536,877,850 ordinary shares of $1 par value each. The net income for periods ended on those dates are as follows:

	06-30-2017	06-30-2016
Net income for the period	1,322,775	2,128,342
Earning per share for the period – (stated in pesos)	2.46	3.96

u)	Use of accounting estimates:

The preparation of the financial statements in accordance with the standards set forth by the BCRA require the Bank to use assumptions and estimates that affect certain assets such as allowances for doubtful loan and certain liabilities such as provisions for other contingencies as well as the reported amounts of income/loss during the period or fiscal year. Actual profit/loss may differ from such estimates.

3.	INCOME TAX

As of June 30, 2017 and as of December 31, 2016, the Entity has recognized a deferred tax asset, net equivalent to 681,200 and 556,100 respectively in “Other receivables – Other”, thus booking an allowance for an equivalent amount as of each date according to the following detail:

	06.30.2017	12.31.2016
Deferred tax asset	1,055,200	911,400
Deferred tax liabilities	(374,000)	(355,300)

Total deferred tax asset, net (Note 5.c))	681,200	556,100

Allowance as per Resolution Nr. 118/03 of the BCRA	(681,200)	(556,100)

In recording this allowance, the Entity is deviating from the Professional accounting standards in force (See Note 4.b)).

Besides, the current tax assessed at June 30, 2017 and 2016 amounts to 638,000 and 1,334,000 respectively and it is recognized in “Income tax” in the Statement of Income with the counter-balancing entry being under “Other Liabilities – Income Tax payable” net of advances for 198,069.

•	Income tax – Adjustment to reflect the effects of inflation for tax purposes for the fiscal year 2016

On May 10, 2017, on the basis of related legal precedents, the Entity approved the filing of a petition for the courts to declare Section 39 of Law Nr. 24,073, Section 4 of Law Nr. 25,561 and Section 5 of the Argentine Executive Branch’s Decree 214/02 as well as all other provisions prohibiting the applicability of the inflation adjustment mechanism prescribed by Law Nr. 20,628, as amended, to be unconstitutional in the light of the confiscatory effect that these provisions entail in this specific case. The Entity therefore filed its Income tax return for fiscal 2016 having applied restatement mechanisms in its preparation.

The net impact of this measure is an adjustment for purposes of Income Tax determined in connection with the fiscal year ended on December 31, 2016 for 1,185,800 booked in “Other Income – Other” as of June 30, 2017 (See Note 5.i)).

Pursuant to Memorandum Nr. 6/2017 dated May 29, 2017, the BCRA, in its capacity as issuer of accounting standards, requested the Entity to book a provision for contingencies in the relevant caption under Liabilities equivalent to the income booked on the following grounds: “the re-calculation of income tax by application of the inflation adjustment is not contemplated by the BCRA’s accounting standards” without judging the decisions made by the Entity’s corporate governance bodies or the rights to which the Entity could be entitled in the action filed.

In response to this Memorandum, the Entity filed its respective defenses ratifying its position and providing the background information surrounding the accounting entry. This notwithstanding, the Entity posted the requested allowance specifically fulfilling the Argentine Central Bank’s request in “Allowance for other contingencies” – under Liabilities and in “Other expenses – Charge for uncollectibility of other receivables and other allowances” in the Statement of Income.

As a result of the evaluation conducted and on the basis of the opinion rendered by its legal and tax advisors, the Entity considers that the chances of obtaining at the ultimate judicial instance a court decision in support of a method to calculate income tax for this fiscal period that includes an adjustment recognizing the effects of inflation are much higher than a judgment that disallows such adjustment in view of the confiscation inherent in the tax rate derived from non-application of the inflation adjustment.

Therefore, the fact that the Entity has posted an entry consisting in an allowance for contingencies in the manner requested by the BCRA results in a deviation from the professional accounting standards in force (See Note 4.a)).

•	Income tax – motions for refund of amounts paid for fiscal years 2013, 2014 and 2015

In connection with the fiscal years 2013, 2014 and 2015, the Entity determined income tax without applying the adjustment to recognize the effects of inflation for tax purposes, which led to the payment of excess taxes for 264,257, 647,945 and 555,002 in those periods.

On the basis of the arguments presented in the preceding paragraph, on November 19, 2015 a prior administrative claim for a repetition was filed with the administrative authorities in connection with the periods 2013 and 2014. On September 23, 2016 a complaint was filed with the courts for both periods in view of the administrative authorities’ failure to answer.

Besides, on April 4, 2017, a petition was filed for a repetition of the excess tax paid for fiscal year 2015.

As of the date of these financial statements, the tax authorities had not yet released a response to the motions lodged.

In compliance with currently applicable professional accounting standards, the Entity does not carry any assets in connection with the contingent assets stemming from the motions lodged.

4.	DIFFERENCES BETWEEN BCRA ACCOUNTING STANDARDS AND ARGENTINE PROFESSIONAL ACCOUNTING STANDARDS

The Entity has prepared these financial statements by application of the accounting standards laid down by the BCRA, which do not contemplate some of the valuation criteria that are an integral part of the Argentine professional accounting standards.

The main differences between the accounting standards established by the BCRA and the professional accounting standards are detailed below:

a)	Allowance for contingencies according to Memorandum Nr. 6/2017 of the BCRA:

As set forth in Note 3, the recognition of an allowance for contingencies equivalent to the inflation adjustment for tax purposes applied in assessing income tax for fiscal 2016 is a deviation from the argentine professional accounting standards.

For argentine professional accounting standards to be enforced, the above-mentioned allowance should be reversed, which would lead to an increase in income equivalent to 1,185,800 as of June 30, 2017.

b)	Allowance for deferred tax asset, net as per the BCRA’s Resolution Nr. 118/03:

In accordance with argentine professional accounting standards (Technical Resolution Nr. 7), and as detailed in Note 3 above, the Entity recognizes income tax by application of the deferred tax method recognizing the respective deferred tax asset in “Other receivables – Other” for 681,200 and 556,100 as of June 30, 2017 and December 31, 2016, respectively.

This notwithstanding, in compliance with Resolution Nr. 118/03 handed down by the BCRA’s Superintendency of Financial and Foreign Exchange, the Entity books an allowance equivalent to the total amount of the deferred tax asset recognized at the end of the period/fiscal year, which deviates from the argentine professional accounting standards.

For argentine professional accounting standards to be enforced, the above-mentioned allowance should be reversed, which would lead to an increase in income equivalent to 125,100 as of June 30, 2017 and 242,500 as of June 30, 2016.

c)	Derivative financial instruments

As explained in Notes 2.3.n) and 12, at June 30, 2017 and at December 31, 2016, the Entity recorded the effects of interest rate swap agreements in the manner prescribed by the BCRA. If the Entity had booked them in the manner prescribed by argentine professional accounting standards, the Entity’s shareholders’ equity would have risen by 2,668 and decreased by 33,966, as of June 30, 2017 and December 31, 2016, respectively. Besides, the effect on the income/(loss) for the periods ended on June 30, 2017 and 2016 would have been 36,634 and 25,137 (income), respectively.

d)	Other differences with argentine professional accounting standards:

If argentine professional accounting standards were enforced in the manner detailed above, the value of “Investments in other companies” would rise by 102,553 and 92,654 as of June 30, 2017 and December 31, 2016, respectively, which would in turn entail an increase in income of 9,899 and 3,099 as of June 30, 2017 and 2016, respectively, in accordance with the following detail:

•	PSA Finance Argentina Cía. Financiera S.A., Volkswagen Financial Services Compañía Financiera S.A. and Rombo Compañía Financiera S.A. determine income tax by application of the tax rate in force over the estimated taxable income without considering the effect of temporary differences between the book value of assets and liabilities and their taxable bases. In accordance with argentine professional accounting standards, a deferred tax asset should be recognized to the extent that the reversal of temporary differences results in a future decrease in the taxes assessed. In addition, unused tax loss carryforwards or tax credits that are not apt to be deducted from future taxable income should be recognized as deferred tax assets, to the extent their recovery is likely.

•	The commissions paid by PSA Finance Argentina Cía. Financiera S.A. and Rombo Compañía Financiera S.A. to car dealerships for placement of lines of credit with companies and with the public in general for purchases and sales of cars which, according to the rules of the BCRA are written off as losses should be accrued during the effective term of the loans originated by such dealerships in the manner required by argentine professional accounting standards.

•	PSA Finance Argentina Cía. Financiera S.A. and Rombo Compañía Financiera S.A. recorded the effects of interest rate swap agreements in the manner prescribed by the BCRA, which differs from argentine professional accounting standards.

5.	BREAKDOWN OF MAIN ITEMS AND ACCOUNTS

The breakdown of the items included under Other accounts which exceed 20% of the total amount of each item is as follows:

a)	LOANS

	06-30-2017	12-31-2016
Loans for prefinancing and export financing	15,224,755	8,486,700
Other fixed-rate financial loans	4,469,270	2,864,825
Loans granted under “credit lines for production and financial inclusion”	1,876,477	1,936,170
Loans to financial entities abroad	62,710	1,674,658
Other	5,389	875,931

Total	21,638,601	15,838,284

b)	INVESTMENTS IN OTHER COMPANIES

In controlled companies -supplementary activities	242,310	268,871
In other non-controlled companies- unlisted	147,006	109,981
In non-controlled companies-supplementary activities	53,471	31,319

Total	442,787	410,171

c)	OTHER RECEIVABLES

Guarantee deposits	1,190,551	1,120,490
Deferred tax asset (Note 3)	681,200	556,100
Miscellaneous receivables	700,116	549,189
Prepayments	447,685	403,433
Balance in favor of taxes	301,028	58,900
Loans to personnel	246,769	174,371
Advances to personnel	1,141	118,544
Other	396	16,486

Total	3,568,886	2,997,513

d)	OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS

	06-30-2017	12-31-2016
Accounts payable for consumption	4,975,570	4,724,388
Other withholdings and collections at source	1,311,187	1,319,998
Collections and other operations for the account of third parties	1,281,306	1,569,700
Money orders payable	482,747	538,216
Loans received from Fondo Tecnológico Argentina (FONTAR) and Banco de Inversión y Comercio Exterior (BICE)	343,977	369,284
Social security payment orders pending settlement	186,411	14,945
Pending Banelco debit transactions	113,443	147,393
Accrued commissions payable	16,517	16,274
Funds raised from third parties	15,226	13,392
Loans received from Interamerican Development Bank (IDB)	14,970	17,567
Other	94,303	51,128

Total	8,835,657	8,782,285

e)	OTHER LIABILITIES

Income tax payable (Note 3)	439,931	1,066,172
Accrued taxes	370,704	361,477
Miscellaneous payables	1,674,874	1,245,451
Amounts collected in advance	764,663	947,619
Accrued salaries and payroll taxes	756,697	960,551
Other	937	3,420

Total	4,007,806	4,584,690

f)	MEMORANDUM ACCOUNTS – DEBIT – CONTROL

Items in safekeeping	154,355,072	117,328,633
Securities representative of investments in custody safekeeping on behalf of the “Guarantee Fund for the Sustainability of the Pay-as-you-go System managed by the Argentine Republic”	132,240,850	101,831,865
Checks not yet credited	9,391,565	9,756,237
Collections items	1,402,004	1,264,327
Checks drawn on the Bank pending clearing	1,342,588	1,125,465
Cash in custody on behalf of the BCRA	296,000	920,400
Other	251,822	222,730

Total	299,279,901	232,449,657

g)	SERVICE CHARGE INCOME

	06-30-2017	06-30-2016
Commissions for hiring of insurances	327,389	299,178
Commissions on debit and credit cards	152,887	91,184
Rental of safe-deposit boxes	156,865	105,020
Commissions for loans and guaranties	42,135	12,223
Commissions for capital market transactions	26,945	13,625
Commissions for transportations of values	25,028	22,919
Commissions for saving accounts	17,137	5,844
Commissions earned by direct debt	13,809	11,270
Commissions for interbanking services	12,236	8,343
Postal expenses recovery	11,198	8,543
Bilateral operations commissions	10,180	2,725
Commissions for escrow	9,708	22,933
Commissions for salary payment	7,465	5,694
Commissions by interdeposits MEP	6,204	3,598
Transfer fees	5,019	4,349
Commissions for Francés Net Cash	4,459	4,264
Recovery of tax settlement expenses of residents abroad	521	6,356
Commissions for trust management	107	314
Other	32,579	15,510

Total	861,871	643,892

h)	SERVICE CHARGE EXPENSES

Turn-over tax	308,230	227,300
Debtor balance for life insurance	227,954	—
Insurance paid on lease transactions	100,767	95,707
Other	6,884	19,279

Total	643,835	342,286

i)	OTHER INCOME

Income tax – Adjustment to reflect the effects of inflation for tax purposes for the fiscal year 2016 (Note 3) (1)	1,185,800	—
Deferred income tax (1)	125,100	242,500
Related parties expenses recovery	51,670	32,231
Income from the Credit Card Guarantee Fund	48,292	84,099
Interest on loans to personnel	11,789	13,757
Earning per payment orders	18	19,292
Tax recovery	79,722	39,945
Other	62,344	9,680

Total	1,564,735	441,504

(1)	Offset against the same amount booked in “Other expenses – Charge for uncollectibility of other receivables and other allowances” pursuant to the provisions under Resolution Nr. 118/2003 and the Memorandum 6/2017 of the BCRA.

j)	OTHER EXPENSES

	06-30-2017	06-30-2016
Insurance losses	34,818	14,402
Private health insurance for former employees	10,675	8,741
Donations	10,213	9.768
Turn-over tax	7,670	8,950
Expense from the Credit Card Guarantee Fund	1,476	5,146
Non-recoverable court fees	370	4,466
Other (1)	441,383	24,247

Total	506,605	75,720

(1)	This includes 393,559 that reflects the regularization in the rate applied to social security contributions starting in December 2013 until March 2017. In December 2013, the Entity reported to the Administración Federal de Ingresos Públicos (“AFIP”) that in accordance with Section 2, Sub-section b) of the Argentine Executive Branch’s Decree Nr. 814/01 and Section 1 of Law Nr. 22,016, the Entity would start applying the 17% tax rate instead of the 21% tax rate to the payment of social security contributions. The rules and regulations in force imposed said tax rate on the stock corporations in which the State holds an ownership interest and are governed by the Argentine Companies Law Nr. 19,550. The Argentine Government holds an ownership interest in the Entity through the Sustainability Guarantee Fund as from the nationalization of pension fund managers that occurred in the year 2008. Having heard about certain cases in which AFIP turned to arguments that reject the application of the 17% tax rate, the Entity decided to regularize the situation until March 2017 and for the period December 2013 – May 2016 the Entity adhered to the plan of payment in installments prescribed by General Resolution Nr. 3920/2016 which regulates Law Nr. 27,260.

6.	PENALTIES IMPOSED ON THE BANK AND ADMINISTRATIVE PROCEEDINGS INSTITUTED BY THE BCRA

According to the requirements of the Communication “A” 5689 as amended of the BCRA the Bank details below the administrative and/or disciplinary penalties as well as the sentences imposed by criminal trial courts, enforced or brought by BCRA, of which the Bank has been notified:

Administrative Proceedings commenced by the BCRA

•	“Banco Francés S.A. over breach of Law Nr. 19,359”. Administrative Proceedings for Foreign Exchange Offense investigated by the BCRA notified on February 22, 2008 and identified under Nr. 3511, File Nr. 100,194/05, on grounds of a breach of the Criminal Foreign Exchange Regime of foreign currency by reason of purchases and sales of US Dollars through the BCRA in excess of the authorized amounts. These totaled 44 transactions involving the Bank´s branches 099, 342, 999 and 320. BBVA Banco Francés S.A. and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated were accused: (i) two Territory Managers, (ii) four Branch Managers, (iii) four Heads of Back-Office Management and (iv) twelve cashiers. On August 21, 2014, the trial court acquitted all the accused from all charges. The State Attorney’s Office filed an appeal and the Panel A of the Appellate Court with jurisdiction over criminal and economic matters confirmed the Bank’s and the involved officers’ acquittal from all charges. The State Attorney’s Office filed an extraordinary appeal which was granted and, as of the date of these financial statements, is being heard by the Supreme Court of Justice.

•	“Banco Francés S.A. over breach of Law Nr. 19,359”. Administrative Proceedings for Foreign Exchange Offense investigated by the BCRA notified on December 1, 2010 and identified under Nr. 4539, File Nr. 18,398/05 where charges focus on simulated foreign exchange transactions through false statements in their processing incurred by personnel from five branches in Mar del Plata, which would entail failure to comply with the client identification requirements imposed by foreign exchange rules and regulations through Communication “A” 3471, paragraph 6. BBVA Banco Francés S.A., the five regular members of the Board of Directors and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated were accused: (i) the Retail Bank Manager, (ii) the Territorial Manager, (iii) the Zone Manager, (iv) a commercial aide to the Zone Manager, (v) five Branch Managers, (vi) four Back-Office Branch Managers, (vii) five Main Cashiers and (viii) one cashier. To date, the case is being heard by Federal Court Nr. 3, Criminal Division, of the City of Mar del Plata, under File Nr. 16.377/2016. On June 21, 2017 the court sought to obtain further evidence at its own initiative ordering that a court letter should be sent to the BCRA for it to ascertain if the rules governing the charges pressed in the Case File Nr. 18.398/05 Summary Proceedings Nr. 4539 have been subject to any change.

•	“BBVA Banco Francés S.A. over breach of Law Nr. 19,359”. Administrative Proceedings for Foreign Exchange Offense investigated by the BCRA notified on December 1, 2010 and identified under Nr. 4524, File Nr. 3,406/06 where charges focus on simulated foreign exchange transactions, conducted in the name of a deceased, perpetrated by personnel from the Branch 240 - Mendoza -, which would entail failure to comply with the client identification requirements imposed by foreign exchange rules and regulations through Communication “A” 3471, Paragraph 6. BBVA Banco Francés S.A., five regular members of the Board of Directors and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated were accused: (i) the Retail Bank Manager, (ii) the Territorial Manager, (iii) the Zone Manager, (iv) the Branch Manager, (v) the Back Office Branch Manager and (vi) the Main Cashier. The period for proffering and producing evidence came to a close. The case is being heard the Federal Court Nr. 1, Criminal department of the city of Mendoza, File Nr. 23,461/2015.

•	“BBVA Banco Francés S.A. Over breach of Law Nr. 19,359”. Administrative Proceedings for Foreign Exchange Offense investigated by the BCRA notified on July 26, 2013 and identified under Nr. 5406, File Nr. 100,443/12 where charges focus on simulated foreign exchange transactions through false statements in their processing incurred by personnel in Branch 087 - Salta -, which would entail failure to comply with the client identification requirements imposed by foreign exchange rules and regulations through Communication “A” 3471, Paragraph 6. BBVA Banco Francés S.A. and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated were accused: (i) the Branch Manager (ii) the Back Office Management Head, (iii) the Main Cashier and (iv) two cashiers. The period for proffering and producing evidence came to a close and the BCRA must send the file to Salta’s Federal Court.

•	“BBVA Banco Francés S.A. over breach of Law Nr. 19,359”. Administrative Proceedings for foreign exchange offense by the BCRA, notified on December 23, 2015 and identified under Nr. 6684, File Nr. 100,068/13. The proceedings were brought for allegedly having completed operations under Code 631 “Professional and technical business services” from ROCA ARGENTINA S.A. against the applicable exchange regulations (Communications “A” 3471, “A” 3826 and “A” 5264), allegedly the provision of the services has not been fully evidenced. BBVA Banco Francés S.A. and two of the Entity’s officers holding the positions described below on the date of the charges were accused: (i) the Foreign Trade Manager and (ii) an officer of the Area. The BCRA has decided that the period for the production of evidence has come to an end. The case file shall be sent to the courts with jurisdiction over criminal economic matters in the city of Buenos Aires.

The Bank and its legal advisors estimate that made a reasonable interpretation of the applicable regulations in force and do not expect an adverse financial impact on these senses.

7.	RESTRICTIONS ON ASSETS

As of June 30, 2017 and December 31, 2016, there are Bank’s assets, which are restricted as follows:

a)	The Government and Corporate securities account includes, as of December 31, 2016, 227,946 in Argentine Treasury Bonds with CER adjustment in pesos maturing in 2021. They were allocated to the guarantee required to act as custodian of investment securities related to Guarantee Fund for the Sustainability of the Pay-as-you-go System managed by the Argentine Republic and Safe Keeping of bills.

b)	The Bank held 39,140 and 41,997, respectively, in Guaranteed Bonds maturing in 2020, to secure loans arranged under the Credit Global Program to micro, small and medium businesses given by the Interamerican Development Bank (IDB).

c)	The Bank held 32,470 and 45,717, respectively, in Guaranteed Bonds maturing in 2020, to secure loans granted by the so-called “Bicentennial Fund”.

d)	The Bank has also held accounts, deposits and trusts for 2,239,010 and 2,049,102, respectively, as security for activities related to credit card operations, automated clearing houses, non-deliverable forwards and futures and lawsuits.

8.	TRANSACTIONS WITH SUBSIDIARIES RELATED AND PARENT COMPANIES (ART. 33 OF GENERAL COMPANIES LAW)

Balances as at June 30, 2017 and December 31, 2016, for transactions with subsidiaries, associates and parent companies are as follows:

	Balance Sheet				Memorandum Accounts (1)
	Assets		Liabilities
Company	2017	2016	2017	2016	2017	2016
BBVA	894,524	404,352	1,338,356	272,941	25,865,543	22,899,657
BBV América S.L.	—	—	271,598	—	16,766,857	14,695,665
BBVA Francés Valores S.A.	28	12	146	215	73,157	23,057
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings)	3	3	208	154	27,077	29,762
BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión	2,681	1.580	19,124	16,843	107,394	133,902
BBVA Consolidar Seguros S.A.	16,556	14,991	7,689	7,009	28,780	45,931
PSA Finance Argentina Cía. Financiera S.A.	1,036,848	694,416	6,267	6,107	521,006	271,001
Volkswagen Financial Services Compañía Financiera S.A.	2,035,911	1,014,120	29,247	32,847	—	—
Rombo Compañía Financiera S.A.	749,179	465,463	23,308	10,656	1,357,946	816,278

(1)	Includes Items in safekeeping, Credit lines granted (unused portion) covered by debtor classification regulations, Guaranties given covered by debtor classification regulations and Derivatives.

9.	BANK DEPOSITS GUARANTEE INSURANCE SYSTEM

The Bank is included in the Deposit Guarantee System established by Law Nr. 24,485, Regulatory Decrees Nr. 540/95, Nr. 1292/96 and 1127/98 and BCRA’s Communication “A” 5943.

Such law provided for the creation of the company “Seguros de Depósitos Sociedad Anónima” (“SEDESA”) for purposes of managing the Deposit Guarantee Fund (the DGF), whose shareholders, in accordance with the changes introduced by Decree Nr. 1292/96, shall be the BCRA with one share as a minimum and the trustees of the trust created by the financial institutions in the proportion to be determined for each by the BCRA according to their contributions to the DGF.

SEDESA was incorporated in August 1995 and the Bank holds a 9.1520 % interest in its capital stock.

The Deposit Guarantee System, which is limited, compulsory and onerous, has been created for purposes of covering the bank deposit risks subsidiarily and complementarily to the deposit protection and privilege system established by the Financial Institutions Law.

The guarantee shall cover the repayment of principal disbursed plus interest accrued through the date of revoking of the authorization to operate or through the date of suspension of the institution through application of section 49 of the BCRA’s Charter provided that the latter had been adopted earlier than the former without exceeding the amount of pesos a four hundred and fifty thousand. Regarding operations in the name of two or more people, the guarantee shall be prorated between the holders. In no event shall the total guarantee per person exceed the above-mentioned amount, whatever the number of accounts and/or deposits.

In addition, it is established that financial institutions are required to set aside an ordinary contribution to the deposit guarantee insurance equal to 0.015% of their monthly average of daily balances of the items detailed in said regulation.

10.	TRUST ACTIVITIES

On January 5, 2001, the BCRA’s Board of Directors issued Resolution Nr. 19/2001, providing for the exclusion of Mercobank S.A.’s senior liabilities under the terms of section 35 bis of the Financial Institutions Law, the authorization to transfer the excluded assets to the Bank as trustee of the Diagonal Trust, and the authorization to transfer the excluded liabilities to beneficiary banks. Also, on the mentioned date, the agreement to set up the Diagonal Trust was subscribed by Mercobank S.A. as settle and the Bank as trustee in relation to the exclusion of assets as provided in the resolution above-mentioned. As of June 30, 2017 and December 31, 2016, the assets of Diagonal Trust amount to 2,427, considering its recoverable value.

In addition, the Bank in its capacity as Trustee in the Corp Banca Trust recorded the selected assets on account of the redemption in kind of participation certificates for 4,177 as of June 30, 2017 and December 31, 2016.

In addition, the Bank acts as trustee in 12 non-financial trusts, and in no case being personally liable for the liabilities assumed in the performance of the contract obligations; such liabilities will be settled with and up to the full amount of the corpus assets and the proceeds therefrom. The non-financial trusts concerned were set up to secure the receivables of several creditors (beneficiaries) and the trustee was entrusted the management, care, preservation and custody of the corpus assets until (i) the requirements to show the noncompliance with the obligations by the debtor (settler) vis-à -vis the creditors (beneficiaries) are met, moment at which such assets will be sold and the proceeds therefrom will be distributed (net of expenses) among all beneficiaries, the remainder (if any) being delivered to the settler, or (ii) all contract terms and conditions are complied with, in which case all the corpus assets will be returned to the settler or to whom it may indicate. The trust assets totaled 159,294 and 152,337 as of June 30, 2017 and December 31, 2016, respectively, and consist of cash, creditors’ rights, real estate and shares.

11.	CORPORATE BONDS

On July 15, 2003, an Extraordinary Stockholders’ Meeting approved the establishment of a program (the “Program”) for the issuance and re-issuance of ordinary corporate bonds (non-convertible into shares) with ordinary guarantee, or such guarantees as may be decided by the Bank, and unsecured subordinated corporate bonds, convertible or not into shares. During the life of the Program, which was 5 (five) years, it was possible to issue and re-issue any number of series and/or classes of corporate bonds as long as at all times the maximum amount in circulation after adding together all series and/or classes outstanding under the Program pending redemption did not exceed at any time US$ 300,000,000 (or the equivalent thereof in other currencies). The Program was approved by CNV Resolution Nr. 14,967 dated November 29, 2004.

The Program was amended according to the resolutions adopted by the Ordinary and Extraordinary Stockholders’ Meeting held on April 26, 2007; extended for 5 (five) years by resolution adopted by the Ordinary and Extraordinary Stockholders’ Meetings held on March 28, 2008 and on April 9, 2013 (approved by the CNV by Resolutions Nr. 16,010 and Nr. 17,127 dated November 6, 2008 and July 11, 2013, respectively); and the maximum amount of the issuance was successively increased from US$ 300,000,000 to US$ 500,000,000 and from US$ 500,000,000 to US$ 750,000,000 by resolutions adopted by the Ordinary and Extraordinary Stockholders’ Meetings held on March 30, 2011 and March 26, 2012, respectively.

The following is a detail of the corporate bonds outstanding as of June 30, 2017 and December 31, 2016:

Detail	Date of issuance	Nominal Value (in thousands of pesos)	Due date	Rate	Interest payments
Class 9	02/11/2014	145,116	02/11/2017	Private Badlar + nominal 4,70% per annum	Quarterly

Class 11	07/18/2014	165,900	07/18/2017	Private Badlar + nominal 3,75% per annum	Quarterly

Class 13	11/13/2014	107,500	11/13/2017	Private Badlar + nominal 3,75% per annum	Quarterly

Class 16	07/30/2015	204,375	07/30/2017	Private Badlar + nominal 3,75% per annum	Quarterly

Class 17	12/28/2015	199,722	06/28/2017	Private Badlar + nominal 3,50% per annum	Quarterly

Class 18	12/28/2015	152,500	12/28/2018	Private Badlar + nominal 4,08% per annum	Quarterly

Class 19	08/08/2016	207,500	02/08/2018	Private Badlar + nominal 2,40% per annum	Quarterly

Class 20	08/08/2016	292,500	08/08/2019	Private Badlar + nominal 3,23% per annum	Quarterly

Class 21	11/18/2016	90,000	05/18/2018	Private Badlar + nominal 2,75% per annum	Quarterly

Class 22	11/18/2016	181,053	11/18/2019	Private Badlar + nominal 3,50% per annum	Quarterly

The issued corporate bonds were fully subscribed and paid in and they will be fully amortized at maturity.

As provided for in the Corporate Bonds Law and the BCRA regulations, the proceeds obtained from the issuance of Classes 11, 13 and 18 were applied to the reimbursement of time deposits, the proceeds from the issuance of Classes 19, 20, 21 and 22 were applied to the grant of working capital loans and those obtained from the issuance of Class 16 were applied to the reimbursement corporate bonds Class 8.

As of June 30, 2017 and December 31, 2016, the outstanding principal and accrued interest amounts to 1,445,212 (in connection with Classes 11, 13, 16, 18, 19, 20, 21 and 22 of the corporate bonds) and 1,798,353 (in connection with Classes 9, 11, 13, 16, 17, 18, 19, 20, 21 and 22 of the corporate bonds), respectively.

12.	DERIVATIVE FINANCIAL INSTRUMENTS

I.	Transactions as of June 30, 2017:

a)	Interest rate swaps for 3,107,856 (Fixed Rate versus Badlar), maturing within a period not exceeding 2 years and 642,777 more than 2 years for which the Bank pays a variable amount in accordance with changes in the Badlar, Encuesta rate, and receives a fixed amount based on stated notional amounts.

These transactions have been valued in accordance with the criteria described in Note 2.3.n.1.) recognizing the amount of 26,701 as income for the period.

The estimated fair value of said instruments amounts to 4,895 (Assets). For fair value estimation purposes, the variable and fixed as yet not matured future flows are discounted, with the swap value being the difference between the current value of the future flows receivable and the current value of the future flows payable.

As of the end of period, the above transactions were recorded under “Memorandum Accounts - Debit Accounts – Derivatives – Interest rate swap” for 3,750,633. The balances receivable for 6,051 is recorded under “Other Receivables from Financial Transactions – Non deliverable forward transactions balances to be settled”, while the balances payable for 3,824 is recorded under “Other liabilities from financial transactions – Non deliverable forward transactions balances to be settled”.

b)	Interest rate swap for 20,969 (Fixed Rate versus Badlar), with final maturity in September 2019, for which the Bank pays a variable amount in accordance with changes in the Badlar, Encuesta rate, and receives a fixed amount based on stated notional amounts.

Said transaction was consummated as hedge for potential volatility in the cash flows arising from certain financing deals attributable to changes in the designated benchmark interest rates and it has proven to be effective hedge for the risk mentioned.

The aim pursued by risk management consists in reducing exposure to changes in cash flows arising from financing deals. Thanks to the hedge established, changes in the cash flows arising from the underlying instrument caused by changes in the benchmark interest rate would decrease as a result of having been offset with the changes in the cash flows arising from the hedge instrument.

As of the end of the period the above transaction was recorded under “Memorandum Accounts - Debit Accounts –Derivatives – Interest rate swap” for 20,969.

c)

Non-deliverable forward purchase and sale transactions in foreign currency payable in pesos, maturing within a period not exceeding 1 year, for 4,333,264 and 4,353,317, which are recorded under “Memorandum Accounts - Debit Accounts - Derivatives – “Notional” amount of non-deliverable forward transactions”, and “Memorandum Accounts - Credit Accounts - Derivatives – “Notional” amount of non-deliverable forward transactions”, respectively. The balances receivable for 35,121 is recorded under “Other Receivables from Financial Transactions - Non deliverable forward transactions balances to be settled”, while the balances payable for 48,936 is recorded under “Other liabilities from financial transactions – Non deliverable forward transactions balances to be settled”.

These transactions have been conducted through the MAE (Mercado Abierto Electrónico) and ROFEX (Mercado a Término Rosario), with daily settlement in pesos or settlement at maturity and valued in the manner described in Note 2.3.n.2.). As of the end of the period, they generated a loss of 22,529.

d)	Forward sales of BCRA Bills under repurchase agreements for 3,162,927 and Government Securities for 94,099, which are recorded under “Other liabilities from financial transactions – Instruments to be received for spot and forward purchases to be settled”.

These transactions have been valued in accordance with the description in Note 2.3.g) recognizing the amount of 271,329 as income for the period.

e)	Forward purchases of Government Securities under reverse repurchase agreements for 28,519, which are recorded under “Other assets from financial transactions – Instruments to be received for spot and forward purchases to be settled”.

These transactions have been valued in accordance with the description in Note 2.3.g) recognizing the amount of 24,145 as expense for the period.

II.	Transactions as of December 31, 2016:

a)	Interest rate swaps for 1,984,500 (Fixed Rate versus Badlar), maturing within a period not exceeding 2 years and 242,778 more than 2 years for which the Bank pays a variable amount in accordance with changes in the Badlar, Encuesta rate, and receives a fixed amount based on stated notional amounts.

These transactions have been valued in accordance with the criteria described in Note 2.3.n.1.).

The estimated fair value of said instruments amounts to 28,167 (Liabilities). For fair value estimation purposes, the variable and fixed as yet not matured future flows are discounted, with the swap value being the difference between the current value of the future flows receivable and the current value of the future flows payable.

As of the end of the fiscal year, the above transactions were recorded under “Memorandum Accounts - Debit Accounts – Derivatives – Interest rate swap” for 2,227,278.

b)	Interest rate swap for 24,084 (Fixed Rate versus Badlar), with final maturity in September 2019, for which the Bank pays a variable amount in accordance with changes in the Badlar, Encuesta rate, and receives a fixed amount based on stated notional amounts.

Said transaction was consummated as hedge for potential volatility in the cash flows arising from certain financing deals attributable to changes in the designated benchmark interest rates and it has proven to be effective hedge for the risk mentioned.

The aim pursued by risk management consists in reducing exposure to changes in cash flows arising from financing deals. Thanks to the hedge established, changes in the cash flows arising from the underlying instrument caused by changes in the benchmark interest rate would decrease as a result of having been offset with the changes in the cash flows arising from the hedge instrument.

As of the end of fiscal year the above transaction was recorded under “Memorandum Accounts - Debit Accounts –Derivatives – Interest rate swap” for 24,084.

c)	Non-deliverable forward purchase and sale transactions in foreign currency payable in pesos, maturing within a period not exceeding 1 year, for 2,623,708 and 3,186,904, which are recorded under “Memorandum Accounts - Debit Accounts - Derivatives – “Notional” amount of non-deliverable forward transactions”, and “Memorandum Accounts - Credit Accounts - Derivatives – “Notional” amount of non-deliverable forward transactions”, respectively.

These transactions have been conducted through the MAE (Mercado Abierto Electrónico) and ROFEX (Mercado a Término Rosario), with daily settlement in pesos or settlement at maturity and valued in the manner described in Note 2.3.n.2.).

d)	Forward sales of BCRA Bills under repurchase agreements for 64,872, which are recorded under “Other liabilities from financial transactions – Instruments to be received for spot and forward purchases to be settled”.

These transactions have been valued in accordance with the description in Note 2.3.g).

e)	Forward purchases of BCRA Bills under reverse repurchase agreements for 134,027 and 1,065 of government securities, which are recorded under “Other assets from financial transactions – Instruments to be received for spot and forward purchases to be settled”.

These transactions have been valued in accordance with the description in Note 2.3.g).

13.	COMPLIANCE WITH CNV REQUIREMENTS

13.1    Minimum Stockholders’ Equity and Minimum of liquid assets:

According to CNV’s General Resolution Nr. 622/13, the minimum Stockholders’ Equity required to operate as “Settlement and Clearing Agent – Comprehensive” and “Mutual Funds’ Custodian Agent” would amount to 22,500 and the minimum of liquid assets required by those rules would be 11,250. This amount comprises National Treasury Bonds adjusted by CER due 2021 deposited with the account opened at Caja de Valores S.A. entitled “Depositor 1647 Brokerage Account 5446483 BBVA Banco Francés Minimum Counterbalancing Entry”. As of June 30, 2017 and December 31, 2016, the Bank’s Stockholders’ Equity exceeds the minimum amount imposed by the CNV.

13.2    The Bank’s operations as Mutual Funds’ Custodian Agent:

As of June 30, 2017 and December 31, 2016, in its capacity as Custodian Agent of “FBA Ahorro Pesos”, “FBA Bonos Argentina”, “FBA Renta Pesos”, “FBA Renta Fija Dólar”, “FBA Renta Fija Dólar Plus”, “FBA Calificado”, “FBA Acciones Argentinas”, “FBA Renta Mixta”, “FBA Horizonte”, “FBA Acciones Latinoamericanas”, “FBA Renta Pesos Plus”, “FBA Horizonte Plus” and “FBA Bonos Globales” managed by BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión, the Bank holds certificates of deposits, repos, shares, corporate bonds, government securities, indexes, deferred payment checks, securities issued by the BCRA, treasury bills issued by the government of the City of Buenos Aires, Cedears, ADRS, shares in mutual funds and financial trusts in safekeeping in the amount of 26,875,984 and 7,902,234, respectively, all of which making up the Fund’s portfolio and booked in “Memorandum Accounts - Debit Accounts -Control - Other”.

The Investment Funds’ equities are as follows:

	EQUITY AS OF
INVESTMENT FUND	06-30-2017	12-31-2016
FBA Ahorro Pesos	15,109,230	11,269,857
FBA Bonos Argentina	4,800,408	2,793,125
FBA Renta Pesos	4,382,862	2,609,965
FBA Renta Fija Dólar	3,171,839	—
FBA Renta Fija Dólar Plus	2,194,252	—
FBA Calificado	584,123	393,708
FBA Acciones Argentinas	337,125	35,594
FBA Renta Mixta	287,328	9,055
FBA Horizonte	277,552	252,402
FBA Acciones Latinoamericanas	130,676	101,400
FBA Renta Pesos Plus	10,839	10,083
FBA Horizonte Plus	9,704	—
FBA Bonos Globales	294	282

Total	31,296,232	17,475,471

14.	EARNINGS DISTRIBUTIONS

The Bank has in place an earnings distribution policy in line with the Bank’s vocation for sustained stockholder value, that at the same time allows the Bank’s financial condition to perform favourably so as to strive for business growth and the maintenance of consistently high liquidity and solvency standards in compliance with currently applicable rules and regulations.

Restriction on earnings distributions:

a)	On March 30, 2017, the Ordinary and Extraordinary Shareholders’ Meeting was held, approving the allocation of earnings as follows:

•	To Legal Reserve: 728,734

•	To Cash dividend: 911,000

•	To Voluntary reserve for future distributions of income: 2,003,938.

On July 18, 2017, BCRA approved by Resolution Nr. 550/17 the distribution of cash dividends. They will be paid on August 10, 2017.

b)	In accordance with the provisions of current regulations on “Distribution of results” of the BCRA, for the purposes of calculating the balance of distributable profits be made in non-accounting deductions form of the sum of the amounts recorded in the account earnings and the discretionary reserve for future distributions results. It also must be authorized by the BCRA’s Superintendency of Financial and Foreign Exchange in order to verify the correct application of the method described by the same for the distribution of results.

15.	ACCOUNTS IDENTIFYING COMPLIANCE WITH MINIMUM CASH REQUIREMENTS

The following are the items computed for compliance with the minimum cash requirements according to the regulations of the BCRA, with their corresponding balances as of June 30, 2017 and December 31, 2016:

	06-30-17	12-31-16
COMPUTABLE COMPLIANCE IN PESOS

BCRA Checking Account	11,000,000	12,233,321
Special Guarantee Accounts	858,261	838,156
BCRA Special social security accounts	156,796	—

TOTAL	12,015,057	13,071,477

COMPUTABLE COMPLIANCE IN US DOLLARS (Stated in thousands of pesos)

BCRA Checking Account	17,435,341	18,836,268
Special Guarantee Accounts	80,039	76,431

TOTAL	17,515,380	18,912,699

COMPUTABLE COMPLIANCE IN EUROS (Stated in thousands of pesos)
BCRA Checking Account	228,568	160,628

TOTAL	228,568	160,628

16.	STATEMENTS OF CASH AND CASH EQUIVALENTS FLOW

The statements of cash and cash equivalents flow explain the changes in cash and cash equivalents. For such purpose, details of the items that the Bank considers to be cash and cash equivalents are shown below:

	06-30-17	12-31-16	06-30-16	12-31-15
a) Cash and due from banks	36,956,066	48,070,998	26,512,910	27,942,617
b) Loans to financial sector, call granted maturity date less than three months	1,701,000	1,705,000	220,000	517,300

CASH AND CASH EQUIVALENTS	38,657,066	49,775,998	26,732,910	28,459,917

Loans to the financial sector and call granted with a maturity of less than three months indicated in section b) is considered to be cash equivalents because they it is held in order to meet short-term commitments, they are readily convertible in known cash amounts, they are subject to insignificant risk of changes in value and their maturity is less than three months.

17.	THE BANK’S DOCUMENTATION AND RECORDS – CNV RESOLUTION Nr. 629/14

The CNV issued its General Resolution Nr. 629 on August 14, 2014 to introduce changes in its own rules governing the maintenance and safekeeping of corporate books, accounting records and business documentation. In this respect, it is reported that the Bank has sent the documentation that supports its operations for the periods still open to audit for safekeeping to Administradora de Archivos S.A. (AdeA), domiciled at Ruta 36 Km, 31,5 of Florencio Varela, Province of Buenos Aires.

In addition, it is put on record that a detail of the documentation delivered for safekeeping, as well as the documentation referred to in Article 5, Sub-article a.3), Section I of Chapter V of Title II of the CNV rules is available at the Bank’s registered office (Technical Rules 2013 as modified).

18.	IFRS CONVERGENCE IMPLEMENTATION PLAN

In the framework of the BCRA Communication “A” 5541 dated February 12, 2014, which set forth that the institutions within the scope of the Law of Financial Institutions were to converge towards the International Financial Reporting Standards (IFRS) for application to the preparation of financial statements for the fiscal years starting as from January 1, 2018, the Entity has filed with the BCRA a reconciliation of its main assets and liabilities under the IFRS as adopted by the BCRA (IFRS BCRA) as of December 31, 2015, June 30, 2016 and December 31, 2016 together with the relevant external auditor’s special report in each case. These reconciliations were issued solely to be used by the BCRA in its role as supervisory and regulatory authority. Therefore, they are not information in the public domain.

BCRA Communication “A” 6114 issued by BCRA on December 12, 2016 set forth that IFRS were to be applied as from the fiscal years starting as from January 1, 2018 with an only temporary exception, namely, paragraph 5.5, Impairment of value under IFRS 9, establishing certain clarifications and requirements in the implementation process that make up, overall, the IFRS adopted by the BCRA (IFRS BCRA).

As of the date of these financial statements, the Entity continues to work on the process to converge towards the IFRS BCRA, with the respective adjustments in systems and processes. Therefore, the items and figures contained in the reconciliation included in this note might change and it is only when the consolidated financial statements for fiscal 2018 when the IFRS BCRA are applied for the first time that they will be considered to be final.

To satisfy the requirements imposed by the BCRA in its Communication “A” 6206 on March 21, 2017, a reconciliation of balances as of June 30, 2017 with the accounting framework established by the IFRS BCRA is presented below applying to such purpose the presentation guidelines defined by the regulatory authority which differ from those contained in the IFRS.

According to the requirements imposed by IFRS 1 - First-time Adoption of International Financial Reporting Standards, the Entity has elected to use the option set forth in Appendix D Paragraph 5 in connection with the adoption of fair value (market value) of real estate assets as the deemed cost as of January 1, 2017. To that end, the Entity hired the services of independent professional appraisers who conducted on-site valuations in each one of the properties owned by the Entity.

Reconciliation of balances with the accounting framework for convergence towards IFRS:

a)	Individual Information

Captions	BCRA	IFRS BCRA Adjustment	IFRS BCRA Balance
Assets
Cash and due from banks	36,956,066	—	36,956,066
Government and private securities	25,514,162	(3,029,910)	22,484,252
Loans	85,521,020	(467,677)	85,053,343
Other receivables from financial transactions	9,737,380	(235,731)	9,501,649
Receivables for financial leases	2,094,347	—	2,094,347
Investment in other companies	1,324,065	216,949	1,541,014
Other receivables	2,834,597	(2,203)	2,832,394
Premise and equipment	3,841,369	4,537,265	8,378,634
Other assets	520,125	58,201	578,326
Intangible assets	354,398	—	354,398
Suspense items	9,948	—	9,948

	168,707,477		169,784,371

Liabilities
Deposits	125,616,162	—	125,616,162
Other liabilities for financial transactions	18,692,713	(3,257,156)	15,435,557
Other Liabilities	4,918,806	478,422	5,397,228
Allowances	2,545,586	(1,185,800)	1,359,786
Subordinated obligations	—	—	—
Suspense items	62,400	—	62,400
Non-controlling interests	—	—	—

	151,835,667		147,871,133

Captions	BCRA	First-time Adoption of IFRS Adjustment	IFRS BCRA Adjustment	IFRS BCRA Balance
Equity attributable to the controlling entity’s owners
Capital stock, contributions and reserves	15,549,035	—	—	15,549,035
Other Comprehensive Income		136,330	(56,723)	79,607
Unappropriated retained earnings	1,322,775	3,810,553	1,151,268	6,284,596

	16,871,810			21,913,238
Equity attributable to minority interests				—

	16,871,810			21,913,238

Captions	BCRA	IFRS BCRA Adjustment	IFRS BCRA Balance
Income for the period
Financial income	10,784,537	(75,590)	10,708,947
Financial expenses	4,211,086	—	4,211,086
Alloances for loan losses	652,150	—	652,150
Service charge income	4,344,894	242,521	4,587,415
Service charge expense	2,542,409	14,469	2,556,878
Administrative expenses	5,814,727	111,238	5,925,965
Other	51,716	1,169,427	1,221,143
Income Tax	638,000	59,383	697,383
Other Comprehensive Income
Changes in revaluation surplus from Property, plant and equipment and Intangible assets
Accumulated actuarial gains/losses from Post-employment benefits - defined contribution plans
Foreign exchange gains/(losses) on the conversion of financial statements
Income/(loss) on hedging instruments - Cash flow hedges
Income/(loss) on hedging instruments - Hedge for Net investment in a foreign entity
Income or loss on financial instruments at Fair Value Through Other Comprehensive Income (Paragraphs 5.7.5 and 4.1.2A in IFRS 9)		(56,723)	(56,723)
Amount of change in fair value attributable to changes in liabilities credit risk. Paragraph 5.7.7. a) in IFRS 9

Total comprehensive income for the period	1,322,775	1,094,545	2,417,320

b)	Consolidated information

Captions	BCRA	IFRS BCRA Adjustment	IFRS BCRA Balance
Assets
Cash and due from banks	37,048,209	—	37,048,209
Government and private securities	25,780,524	(3,029,910)	22,750,614
Loans	89,518,146	(466,711)	89,051,435
Other receivables from financial transactions	9,771,087	(236,973)	9,534,114
Receivables for financial leases	2,177,021	—	2,177,021
Investment in other companies	509,594	76,737	586,331
Other receivables	2,854,077	32,332	2,886,409
Premise and equipment	3,857,352	4,707,274	8,564,626
Other assets	566,875	58,201	625,076
Intangible assets	354,534	(136)	354,398
Suspense items	10,359	—	10,359

	172,447,778		173,588,592

Liabilities
Deposits	125,674,032	—	125,674,032
Other liabilities for financial transactions	21,152,694	(3,262,796)	17,889,898
Other Liabilities	5,503,957	525,253	6,029,210
Allowances	2,614,187	(1,183,598)	1,430,589
Subordinated obligations	—	—	—
Suspense items	62,661	—	62,661
Non-controlling interests	568,437	20,527

	155,575,968		151,086,390

Captions	BCRA	First-time Adoption of IFRS Adjustment	IFRS BCRA Adjustment	IFRS BCRA Balance
Equity attributable to the controlling entity’s owners
Capital stock, contributions and reserves	15,549,035	—	—	15,549,035
Other Comprehensive Income		136,330	(56,723)	79,607
Unappropriated retained earnings	1,322,775	3,810,553	1,151,268	6,284,596

	16,871,810			21,913,238
Equity attributable to minority interests				588,964

	16,871,810			22,502,202

Captions	BCRA	IFRS BCRA Adjustment	IFRS BCRA Balance
Income for the period
Financial income	10,921,016	(79,799)	10,841,217
Financial expenses	4,421,326	(6,882)	4,414,444
Alloances for loan losses	680,355	—	680,355
Service charge income	5,044,247	245,248	5,289,495
Service charge expense	2,619,084	14,469	2,633,553
Administrative expenses	5,928,553	112,554	6,041,107
Other	(195,089)	1,219,802	1,024,713
Income Tax	798,081	113,842	911,923
Other Comprehensive Income
Changes in revaluation surplus from Property, plant and equipment and Intangible assets			—
Accumulated actuarial gains/losses from Post-employment benefits - defined contribution plans			—
Foreign exchange gains/(losses) on the conversion of financial statements			—
Income/(loss) on hedging instruments - Cash flow hedges			—
Income/(loss) on hedging instruments - Hedge for Net investment in a foreign entity			—
Income or loss on financial instruments at Fair Value Through Other Comprehensive Income (Paragraphs 5.7.5 and 4.1.2A in IFRS 9)		(56,723)	(56,723)
Amount of change in fair value attributable to changes in liabilities credit risk. Paragraph 5.7.7. a) in IFRS 9			—

Total comprehensive income for the period	1,322,775	1,094,545	2,417,320

Presented below are the causes, by caption, that originated the respective adjustments due to the application of the accounting framework for convergence towards the IFRS:

Caption	Reasons for IFRS adjustment
Assets
Government and corporate securities	In accordance with its business model and the contractual conditions surrounding its financial assets, the Entity decided to carry its portfolio of securities as managed by its Assets and Liabilities Committee at fair value with fair value changes recognized in Other Comprehensive Income. This portfolio includes government securities, instruments issued by the BCRA and Treasury Bills measured, according to the rules of the BCRA, at fair market value and/or costs plus yield. Likewise, the Entity has measured at fair value through changes in profit and loss its portfolio of securities managed by the Treasury which, according to the rules of the BCRA is carried at cost plus yield. The effect on the Balance Sheet and on the Statement of Income entails a decrease of 10,651 and 33,604 respectively, both at the stand-alone and consolidated levels.

In addition, and in accordance with the provisions under the IFRS 9, Financial Instruments, transactions involving repurchase agreements and reverse repurchase agreements do not meet derecognition criteria as there is no “substantial transfer of risks and rewards”. Therefore, the Entity engaged in a reclassification (the Entity applied de-recognitions of repurchase agreements or recognitions of reverse repurchase agreements) at the listed value of the instruments issued by the BCRA and of

Caption	Reasons for IFRS adjustment
Loans

government securities as of June 30, 2017 that are applied to repurchase agreements and reverse repurchase agreements for a value of 3,228,507 both at the stand-alone and at the consolidated levels.

Likewise, the Entity reclassified and adjusted to fair value unlisted corporate bonds managed according to a business model whose aim is attained by selling these corporate bonds. Such reclassification amounted to 100,712, both at the stand-alone and at the consolidated levels. The effect on the Balance Sheet and on the Statement of Income entails a decrease of 502 and an increase of 987, respectively both at the separate and at the consolidated levels.

The Entity reclassified the instruments issued by the BCRA that are used as a guarantee (M.A.E. and ROFEX), which, according to the accounting standards issued by the BCRA are within the caption Other receivables from financial transactions, for an amount of 109,038, both at the separate and at the consolidated levels.

According to the IFRS, when it comes to the application of the effective interest rate method to assets and liabilities valued at amortized cost, the Entity must identify those commissions that are an integral part of said financial instruments and book them as an adjustment to the effective interest rate thus amortizing them throughout the expected life of the instrument.

In turn, BCRA rules determine that such commissions should be recognized in profit or loss as soon as the financial asset and/or liability are originated.

In the light of this situation, the adjustment determined by the Entity, both at the stand-alone and at the consolidated levels, reflects the balance not yet accrued.

Adjustments that write the asset down reflect the commissions collected (commissions collected on credit cards, commissions collected on foreign trade operations) that are an integral part of the financial instrument that was recognized at the time of origination (according to the BCRA rules) and which must be deferred throughout the remaining life of said instrument. The opposite is true for adjustments that increase the value of the asset as those reflected all the commissions paid (commissions paid to car dealers for the grant of secured loans) that are an integral part of the financial instrument that was recognized at the time of origination (according to the BCRA rules) and which must be deferred throughout the remaining life of said instrument.

The effect on the Balance Sheet and on the Statement of Income entails a decrease of 467,677 and an increase of 233,385, respectively, at the separate level. At the consolidated level, in turn, it implies a decrease of 466,711 and an increase of 233,159, respectively.

Other receivables from financial transactions	The valuation of an interest rate swap at the t moment (the date of the valuation) is the net difference between the sum of future payment flows throughout the life of the transaction, temporarily discounted as of such t

Caption	Reasons for IFRS adjustment

moment. The calculation of variable future flows takes into account the forward interest rates that are inherent in a zero coupon ARS curve. The effect on the Balance Sheet and on the Statement of Income entails a 27,845 increase and a 9,595 increase, respectively, at the separate level. At the consolidated level, in turn, it implies an increase of 26,603 and an increase of 11,470, respectively.

Additionally, and in accordance with the provisions under the IFRS 9, Financial Instruments, operations involving reverse repurchase agreements are not eligible for derecognition because there is no such thing as a “substantial transfer of risks and rewards”. Therefore, the Entity engaged in a reclassification (via a de-recognition) of the balance of Forward purchases for the listed value of government securities as of June 30, 2017 that had been applied to reverse purchase agreement transactions for an amount of 28,519 both at the separate and at the consolidated levels.

Likewise, the Entity reclassified those unlisted negotiable obligations managed according to a business model whose aim is attained by selling these negotiable obligations for an amount of 126,019, both at the separate and at the consolidated levels.

The Entity reclassified the instruments issued by BCRA that are used as a guarantee (M.A.E. y ROFEX), for a value of 109,038, both at the separate and at the consolidated levels.

Investment in other companies

An adjustment has been booked owing to the recognition of the IFRS adjustments in those subsidiaries and entities in which the Entity exerts significant influence (Rombo Compañía Financiera S.A., PSA Finance, Volkswagen Financial Services, BBVA Francés Valores, BBVA Francés Asset Management and Consolidar AFJP (undergoing liquidation proceedings)). The effect on the Balance Sheet and on the Statement of Income entails an increase of 201,540 and an increase of 139,655, respectively, at the separate level. At the consolidated level, in turn, it implies an increase of 61,328 and an increase of 7,900, respectively.

Additionally, Prisma Medio de Pagos’ Shareholders’ equity has been taken into consideration after IFRS BCRA adjustments to the BCRA. The effect on the Balance Sheet and on the Statement of Income entails a 15,409 increase, both at the separate and at the consolidated levels.

Other receivables	In those cases in which the Entity has paid amounts associated to the amparo actions for the protection of constitutional rights filed by Entity clients in connection with government securities and mutual fund units held in escrow at the Entity, these amounts were capitalized and depositors’ custody accounts were blocked. Paragraph 21 of the International Accounting Standard 37 Provisions, Contingent Liabilities and Contingent Assets sets forth that contingent assets must not be recognized in financial statements. However, in those cases in which there is the possibility of an inflow of economic benefits to the entity, these assets must be disclosed in the notes to the financial statements. BBVA Francés Asset Management is in a situation similar to that described for the Entity. The effect on the Balance Sheet and on the Statement of Income entails a decrease of 2,203 and a decrease of 74, respectively, at the separate level. At the consolidated level, in turn, it implies a decrease of 4,386 and an increase of 11,201, respectively.

Caption	Reasons for IFRS adjustment

The Entity recognized the effect of deferred tax (deferred tax asset, net) in the manner prescribed by IAS 12 Income Tax. The effect on the Balance Sheet entails an increase of 25,535 at the consolidated level.

An adjustment is booked, in turn, for commissions (according to the method disclosed in Loans in connection with the effective interest rate) for our subsidiary PSA Finance. The effect on the Balance Sheet and on the Statement of Income entails an 11,183 increase and an increase of 2,953, respectively, at the consolidated level.

Premises and equipment	The Entity has chosen to use fair value (market value) as a deemed cost as of January 1, 2017 for the real estate it owns. The effect on the Balance Sheet, in Other Comprehensive Income and in the Statement of Income entails an increase of 4,537,265, an increase of 4,659,970 and a decrease of 122,705, respectively, at the separate level. At the consolidated level, in turn, it implies an increase of 4,707,274, an increase of 4,831,590 and a decrease of 124,316, respectively.

Other assets

The Entity has chosen to use fair value (market value) as a deemed cost as of January 1, 2017 for the assets leased and other miscellaneous assets. The effect on the Balance Sheet, on Other Comprehensive Income and on the Statement of Income entail an increase of 94,398, an increase of 95,470 and a decrease of 1,072, respectively, both at the separate and at the consolidated levels.

In addition, the Entity capitalizes costs related to stationery and office supplies. According to the IFRS, one of the conditions necessary for an asset to be considered as Property, plant and equipment is that it should be a tangible asset expected to be used during more than one period (IAS 16 Property, Plant and Equipment paragraph 6). Given that this condition was not satisfied, a decision was made to reverse such balance for an amount of 36,197, both at the separate and at the consolidated levels.

Intangible assets	PSA Finance determined that the intangible assets booked in accordance with BCRA rules do not satisfy the criteria laid down by IAS 38 Intangible assets. Therefore an adjustment has been applied reversing their 136 balance at the consolidated level.

Liabilities
Other liabilities from financial transactions	The valuation of an interest rate swap at the t time (date of valuation) is the net difference of the sum of future payment flows throughout the life of the transaction, temporarily discounted at said t moment. Variable future flows are calculated by application of implicit forward interest rates in the zero coupon ARS curve. The effect on the Balance Sheet and on the Statement of Income entails a decrease of 25,177 and an increase of 27,039, respectively, at the separate level. At the consolidated level, in turn, it implies a decrease of 19,537 and an increase of 27,837, respectively.

Caption	Reasons for IFRS adjustment

In addition, and in accordance with the IFRS 9, Financial Instruments, transactions involving repurchase agreements do not meet derecognition criteria as there is no substantial transfer of risks and rewards. Therefore, a decision was made to reclassify (through a recognition) the balance of Forward Sales for the listed value of the instruments issued by the BCRA and government securities as of June 30, 2017 applied to the operations that entail repurchase agreements for a value of 3,257,026 both at the separate and at the consolidated levels.

Holdings of the Entity’s own negotiable obligations were reclassified for 25,307.

Other liabilities	The Entity recognized the effect of deferred tax (deferred tax liabilities, net) in the manner prescribed by IAS 12 Income Tax. The effect on the Balance Sheet and on the Statement of Income entails a decrease of 478,422 and a decrease of 59,383 at the separate level, respectively. At the consolidated level, in turn, it implies a decrease of 525,253 and a decrease of 113,842 (considering the deferred tax asset, net), respectively.

Allowances

Pursuant to the application of IAS 37 Provisions, Contingent Liabilities and Contingent Assets, the Entity reversed the allowance for contingencies that reflects the inflation adjustment for tax purposes applied upon determining Income tax for fiscal 2016 and amounting to 1,185,800, which rises its stockholders’ equity and its income/(loss), both at the separate and at the consolidated levels.

In addition, this line shows adjustments with an impact on the Balance Sheet and in the Statement of Income for 2,202 (decrease) and 519 (decrease) at the consolidated level, respectively, which reflects the recognition of IAS 19 Employee Benefits at Volkswagen Financial Services and at BBVA Francés Asset Management.

Non-controlling interests	The Entity booked an adjustment in this caption stemming from the impact of IFRS adjustments on the portion of the interest that does not belong to the Entity in its subsidiaries (Rombo Compañía Financiera S.A., PSA Finance, Volkswagen Financial Services, BBVA Francés Valores, BBVA Francés Asset Management and Consolidar AFJP (in liquidation proceedings)). The effect on the Balance Sheet and on the Statement of Income entails a 20,527 increase and an increase of 11 at the consolidated level, respectively.

Other Comprehensive Income (OCI)

According to one of its business models and the contractual conditions of financial assets, the Entity decided to measure the portfolio of securities managed by its Committee of Assets and Liabilities at fair value through Other Comprehensive Income.

Other Comprehensive Income
Income or loss on financial instruments at Fair Value Through Other Comprehensive Income (Paragraphs 5.7.5 and 4.1.2A in IFRS 9)	(87,267)
Tax effect on OCI	30,544

Other Comprehensive Income, net of tax	(56,723)

Unappropriated retained earnings

According to the IFRS 1 First-time Adoption of International Financial Reporting Standards and to Communication “A” 6114 of the BCRA, the Entity presented the valuation difference as of December 31, 2016 between book value and fair value within Unappropriated retained earnings in the column “First-time Adoption of IFRS Adjustment”.

All the other valuation adjustments stemming from the application of IFRS as of June 30, 2017 are also presented within this caption, in the “IFRS Adjustment” column.

Deferred tax

Under the IFRS (IAS 12 Income Tax) Income tax is recognized by application of the deferred tax method. This calls for recognizing, in addition to current tax, the deferred tax on the timing differences existing between the book value of assets and liabilities for accounting purposes under IFRS and those used for tax purposes.

19.	PURCHASE OF STOCK IN VOLKSWAGEN FINANCIAL SERVICES COMPAÑIA FINANCIERA S.A.

On May 20, 2015, the Bank executed a stock purchase agreement with Grupo Volkswagen, pursuant to which the Bank acquired 51% of the capital stock of Volkswagen Financial Services Compañía Financiera S.A., equivalent to 23,970,000 non-endorsable, registered, ordinary shares with par value $ 1 and the right to one vote per share.

On August 26, 2016, pursuant to Resolution Nr. 332, the BCRA approved the above mentioned transaction. Consequently, on September 26, 2016, 51% of its capital stock was effectively transferred to BBVA Francés and the agreed-upon price, 53,040, was paid.

On September 26, 2016, Volkswagen Credit Compañía Financiera S.A.’s Ordinary and Extraordinary General Shareholders’ Meeting adopted a unanimous resolution whereby the company’s name would be changed to “Volkswagen Financial Services Compañía Financiera S.A.”. Such modification was authorized by BCRA and was registered with the General Inspection of Justice on November 14, 2016 under the number 22302 of book 82 of stock corporation.

Additionally, and as per a resolution adopted by the Shareholders’ Meeting already mentioned, on October 27, 2016, BBVA Francés disbursed 229,500 as a capital increase.

20.	PUBLICATION OF THE FINANCIAL STATEMENTS

As provided by Communication “A” 760, previous intervention of the BCRA is not required for the publication of these financial statements.

21.	SUBSEQUENT EVENTS

As discussed in Note 1.2, the Shareholders’ meeting dated June 13, 2017 approved the increase capital stock by up to $ 145,000,000 in par value through the issuance of 145,000,000 book-entry ordinary shares entitled to one vote and with $ 1 par value per share and to delegate to the Board of Directors the powers necessary to consummate such capital increase and determine the conditions surrounding issuance.

On July 18, 2017, a resolution was adopted to approve the issuance of 66,000,000 book-entry ordinary shares with par value $ 1 per share and to determine a subscription price of US$ 5.28 per share and US$ 15.85 per each American Depositary Share (ADS), computing the benchmark exchange rate published by the BCRA as of that date ($ 17.0267) for purposes of their payment in pesos. The shares subscribed were paid in on July 24, 2017.

In accordance with the terms of the Share Subscription Agreement, the International Dealers exercised the option to acquire 9,781,788 new shares (equivalent to 3,260,596 ADS) on July 26, 2017 at the same issue price. These shares were paid in on July 31, 2017 by computing the above-mentioned benchmark exchange rate.

As a consequence of the above-mentioned capital increase, Banco Bilbao Vizcaya Argentaria S.A. (BBVA) maintains control over the Entity through its 66.55% ownership interest in share capital.

The Entity intends to use the proceeds from the global offering and the exercise of preemptive rights to be able to seize opportunities for growth within Argentina’s financial system.

Except for the matters discussed in the preceding paragraphs, no other events or transactions occurred between the period-end date and the date of issuance of these financial statements apt to significantly affect the Entity’s financial condition and the results of operations as of June 30, 2017.

22.	ACCOUNTING PRINCIPLES – EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These financial statements are presented on the basis of the accounting standards established by the BCRA and, except for the effect of the matters mentioned in Note 4 to the separate financial statements, in accordance with the Argentine professional accounting standards. Certain accounting practices applied by the Bank that conform with the standards of the BCRA and with the Argentine professional accounting standards may not conform with the generally accepted accounting principles in other countries.

The effects of the differences, if any, between the accounting standards of BCRA and the generally accepted accounting principles in the countries in which the financial statements are to be used have not been quantified. Accordingly, they are not intended to present financial position, results of operations and cash flows in accordance with generally accepted accounting principles in the countries of the users of the financial statements, other than Argentina.

EXHIBIT A

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF JUNE 30, 2017 AND DECEMBER 31, 2016

(Translation of financial statements originally issued in Spanish - See note 22)

-Stated in thousands of pesos-

		Holding
Description	Identification	Market Value of present value	Book balance as of 06-30-17	Book balance as of 12-31-16	Position without options	Final position
GOVERNMENT SECURITIES

* Government securities as fair value
Local
In pesos
Secured Bonds maturing 2020	2423		1,608,793	1,737,508	1,608,793	1,608,793
Federal Government Bonds in pesos BADLAR in pesos private + 200 Pbs maturing 2022	5480		517,382	—	517,382	517,382
National Treasury Bonds in pesos fixed rate maturing 2026	5320		252,012	—	244,455	244,455
National Treasury Bonds in pesos maturing 2020	5327		238,188	—	(88,226)	(88,226)
National Treasury Bonds in pesos fixed rated maturing 2023	5319		152,429	193,022	149,103	149,103
National Treasury Bond adjusted by CER maturing 2021	5315		58,376	649,721	58,376	58,376
National Treasury Bonds in pesos fixed rate maturing 2021	5318		48,620	327,356	41,106	41,106
Federal Government Bonds in pesos BADLAR + 300 Pbs maturing 2017	5467		43,212	—	19,108	19,108
National Treasury Bonds in pesos fixed rate maturing 9/19/2017	5317		21,450	—	21,450	21,450
Peso-denominated Discount governed by Argentine Law maturing in 2033	45696		—	227,048	—	—
National Treasury Bonds in pesos fixed rate maturing 2018	5316		—	542,000	—	—
Federal Government Bonds in pesos BADLAR +325 pbs. maturing 2020	5476		—	219,240	—	—
Others			12,527	179,365	(53,053)	(53,053)

Subtotal in pesos			2,952,989	4,075,260	2,518,494	2,518,494

In foreign currency
Treasury Bills in US Dollar maturing 07-17-2017	5203		1,107,002	—	1,107,002	1,107,002
Treasury Bills in US Dollar maturing 09-15-2017	5206		831,443	—	831,443	831,443
Treasury Bills in US Dollar maturing 10-13-2017	5214		651,192	—	651,192	651,192
Treasury bills in dollars US dollars to 375 days Vto. 4/27/18	5216		534,485	—	534,485	534,485
Treasury Bills in US Dollar maturing 12-15-2017	5208		463,865	—	463,865	463,865
Federal Government Bonds in US Dollar 7% maturing in 2017	5436		—	196,624	—	—
Other			451,790	2,345	355,290	355,290

Subtotal in foreign currency			4,039,777	198,969	3,943,277	3,943,277

Subtotal Government securities at fair value			6,992,766	4,274,229	6,461,771	6,461,771

* Government securities at amortized cost
Local
In pesos
Debt securities of the Province of Buenos Aires at variable rate Vto. 05/31/2022	32911	44,329	44,062	—	44,062	44,062
Debt securities of the Province of Buenos Aires in pesos series II	32847	—	—	100,277	—	—
Other		164	164	164	164	164

Subtotal in pesos			44,226	100,441	44,226	44,226

In foreign currency
Treasury Bills in US Dollar maturing 11-24-2017	5223	377,247	377,172	—	377,172	377,172
Treasury Bills in US Dollar maturing 01-26-2018	5224	274,118	274,052	—	274,052	274,052
Treasury Bills in US Dollar maturing 04-27-2018	5217	266,377	265,701	—	265,701	265,701
Treasury Bills in US Dollar maturing 03-20-2017	5199	—	—	787,486	—	—
Other		3,926	3,917	16,162	3,917	3,917

Subtotal in foreign currency			920,842	803,648	920,842	920,842

Subtotal Government securities at amortized cost			965,068	904,089	965,068	965,068

* Instrument
BCRA Bills
At fair value
Argentine Central Bank Internal Bills due 07-19-17	46814		12,558,389	—	12,558,389	12,558,389
Argentine Central Bank Internal Bills due 08-16-17	46816		776,894	—	583,784	583,784
Argentine Central Bank Internal Bills due 02-21-18	46822		218,781	—	218,781	218,781
Other			38,642	177,418	38,642	38,642

Subtotal at fair value			13,592,706	177,418	13,399,596	13,399,596

Repurchase transactions
Argentine Central Bank Internal Bills due 09-20-17	46817		2,115,669	—	—	—
Argentine Central Bank Internal Bills due 11-15-17	46819		1,047,259	—	—	—
Argentine Central Bank Internal Bills due 05-03-17	46808		—	64,872	—	—

Subtotal repurchase transactions			3,162,928	64,872	—	—

At amortized cost
Argentine Central Bank Internal Bills due 01-17-18	46821		800,524	—	800,524	800,524
Argentine Central Bank Internal Bills due 04-26-17	46807		—	1,204,048	—	—
Argentine Central Bank Internal Bills due 05-03-17	46808		—	369,273	—	—
Other			122	5,559,492	122	122

Subtotal at amortized cost			800,646	7,132,813	800,646	800,646

Subtotal instruments issued by the BCRA			17,556,280	7,375,103	14,200,242	14,200,242

TOTAL GOVERNMENT SECURITIES			25,514,114	12,553,421	21,627,082	21,627,082

EXHIBIT A

(Contd.)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF JUNE 30, 2017 AND DECEMBER 31, 2016

(Translation of financial statements originally issued in Spanish - See note 22)

-Stated in thousands of pesos-

		Holding
Description	Identification	Market Value of present value	Book balance as of 06-30-17	Book balance as of 12-31-16	Position without options	Final position
INVESTMENTS IN LISTED PRIVATE SECURITIES

Other Equity instruments
Local
In pesos
Grupo Financiero Galicia S.A. Clase B	534		212		212	212

Subtotal in pesos			212	—	212	212

In Foreign currency
Other			59	49	59	59

Subtotal in foreign currency			59	49	59	59

Subtotal Equity instruments			271	49	271	271

TOTAL INVESTMENTS IN LISTED PRIVATE SECURITIES			271	49	271	271

TOTAL GOVERNMENT AND PRIVATE SECURITIES			25,514,385	12,553,470	21,627,353	21,627,353

EXHIBIT B

CLASSIFICATION OF FINANCING FACILITIES BY CATEGORIES

AND GUARANTIES RECEIVED AS OF JUNE 30, 2017 AND DECEMBER 31, 2016

(Translation of financial statements originally issued in Spanish - See note 22)

-Stated in thousands of pesos-

	06.30.17	12.31.16
COMMERCIAL PORTFOLIO

Normal performance	49,562,763	43,398,676

Preferred collaterals and counter guaranties “A”	1,618,656	1,751,341
Preferred collaterals and counter guaranties “B”	1,275,490	1,384,068
Without senior security or counter guaranties	46,668,617	40,263,267

With special follow-up	22,918	13,116

Under observation	22,918	5,968

Preferred collaterals and counter guaranties “B”	2,704	3,613
Without senior security or counter guaranties	20,214	2,355

Negociations for recovery or re-financing agreements underway	—	7,148

Preferred collaterals and counter guaranties “B”	—	6,177
Without senior security or counter guaranties	—	971

With problems	17,237	17,568

Preferred collaterals and counter guaranties “B”	6,175	—
Without senior security or counter guaranties	11,062	17,568

With high risk of uncollectibility	43,905	11,385

Preferred collaterals and counter guaranties “B”	7,284	7,105
Without senior security or counter guaranties	36,621	4,280

TOTAL (1)	49,646,823	43,440,745

(1)	Items included: Loans (before allowances): Other receivables from financial transactions; Unlisted corporate bonds and Other receivables by debtor classification regulations; Receivables from financial leases (before allowances); Memorandum accounts - Credit-Contingent: Credit lines granted (unused portion) covered by debtor classification regulations, Other guaranties given covered by debtor classification regulations and Other covered by debtor classification regulations.

EXHIBIT B

(Contd.)

CLASSIFICATION OF FINANCING FACILITIES BY CATEGORIES

AND GUARANTIES RECEIVED AS OF JUNE 30, 2017 AND DECEMBER 31, 2016

(Translation of financial statements originally issued in Spanish - See note 22)

-Stated in thousands of pesos-

	06.30.17	12.31.16
CONSUMER AND HOUSING PORTFOLIO

Normal performance	40,602,904	36,684,989

Preferred collaterals and counter guaranties “A”	19,399	11,534
Preferred collaterals and counter guaranties “B”	2,391,387	2,626,202
Without senior security or counter guaranties	38,192,118	34,047,253

Low Risk	433,581	377,474

Other collaterals and counter guaranties “B”	36,628	30,814
Without senior security or counter guaranties	396,953	346,660

Medium Risk	437,376	350,546

Other collaterals and counter guaranties “B”	6,272	9,075
Without senior security or counter guaranties	431,104	341,471

High Risk	234,961	188,922

Other collaterals and counter guaranties “B”	25,087	16,460
Without senior security or counter guaranties	209,874	172,462

Uncollectible	28,983	27,707

Other collaterals and counter guaranties “B”	5,752	6,609
Without senior security or counter guaranties	23,231	21,098

Uncollectible, classified as such under regulatory requirements	5	26

Sin garantías ni contragarantías preferidas	5	26

TOTAL (1)	41,737,810	37,629,664

TOTAL GENERAL	91,384,633	81,070,409

(1)	Items included: Loans (before allowances): Other receivables from financial transactions; Unlisted corporate bonds and Other receivables by debtor classification regulations; Receivables from financial leases (before allowances); Memorandum accounts - Credit-Contingent: Credit lines granted (unused portion) covered by debtor classification regulations, Other guaranties given covered by debtor classification regulations and Other covered by debtor classification regulations.

EXHIBIT C

FINANCING FACILITIES CONCENTRATION

AS OF JUNE 30, 2017 AND DECEMBER 31, 2016

(Translation of financial statements originally issued in Spanish - See note 22)

-Stated in thousands of pesos-

	06.30.17		12.31.16
Number of clients	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio
10 largest clients	10,464,517	11.45%	10,211,444	12.60%
50 next largest clients	14,295,783	15.64%	12,437,867	15.34%
100 following clients	7,480,064	8.19%	5,849,790	7.22%
Remaining clients	59,144,269	64.72%	52,571,308	64.84%

TOTAL (1)	91,384,633	100.00%	81,070,409	100.00%

(1)	See (1) in Exhibit B.

EXHIBIT D

BREAKDOWN BY FINANCING TERMS AS OF JUNE 30, 2017

(Translation of financial statements originally issued in Spanish - See note 22)

-Stated in thousands of pesos-

		Term remaining to maturity
Description	Past-due portfolio	1 month	3 months	6 months	12 months	24 months	More than 24 months	TOTAL
Government sector	—	162	77	—	—	—	—	239
Financial sector	—	1,322,415	1,404,552	800,214	626,805	1,029,010	291,331	5,474,327
Non financial private sector and residents abroad	360,629	38,638,982	12,494,585	9,307,016	8,103,170	6,911,733	10,093,952	85,910,067

TOTAL	360,629	39,961,559	13,899,214	10,107,230	8,729,975	7,940,743	10,385,283	91,384,633	(1)

(1)	See (1) in Exhibit B.

EXHIBIT E

DETAIL OF INVESTMENTS IN OTHER COMPANIES

AS OF JUNE 30, 2017 AND DECEMBER 31, 2016

(Translation of financial statements originally issued in Spanish - See note 22)

-Stated in thousands of pesos-

								Information about issuer
Concept		Shares				AMOUNT			Date from last published financial statements
Identification	Description	Class	Unit face Value	Votes per share	Number	06.30.17	12.31.16	Main Business	Period / Fiscal year end	Capital stock	Stockholder’ equity	Income/(Loss) for the period / fiscal year
	FINANCIAL INSTITUTIONS, SUPPLEMENTARY AND AUTHORIZED
	Controlled
	Local:									in thousands of pesos

33642192049	BBVA Francés Valores S.A.	Common	500$	1	12,396	99,636	93,771	Stockbroker	06.30.2017	6,390	102,723	6,047
30663323926	Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A.(undergoing liquidation proceedings)	Common	1$	1	35,425,947	4,482	3,253	Pensions Fund Manager	06.30.2017	65,739	8,318	(6,122)
30707847367	PSA Finance Arg. Cía. Financiera S.A.	Common	1000$	1	26,089	286,314	352,404	Financial Institutions	06.30.2017	52,178	572,628	87,820
30548590163	BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión	Common	1$	1	230,398	138,192	171,847	Investment Fund Manager	06.30.2017	243	191,686	104,573
33707124909	Rombo Cía. Financiera S.A.	Common	1000$	1	24,000	304,658	295,599	Financial Institutions	06.30.2017	60,000	761,645	22,648
30682419578	Volkswagen Financial Services Cía. Financiera S.A.	Common	1$	1	253,470,000	286,133	272,389	Financial Institutions	06.30.2017	497,000	561,047	26,949

		Subtotal Controlled				1,119,415	1,189,263

	Non Controlled
	Local:
30598910045	Prisma Medios de Pago S.A.	Common	1$	1	1,571,996	34,446	20,514	Services to companies	03.31.2017	15,000	1,062,451	202,011
30690783521	Interbanking S.A.	Common	1$	1	149,556	18,798	10,581	Services	12.31.2016	1,346	610,529	515,304
	Otras					227	224

	Foreign:
30710156561	Banco Latinoamericano de Comercio Exterior S.A.	Common B	110$	1	20,221	4,178	3,990	Banking Institutions	12.31.2016	4,647,248	16,786,295	1,444,816

		Subtotal noncontrolled				57,649	35,309

		Total in financial intitutions, Supplementary and authorized				1,177,064	1,224,572

	IN OTHER COMPANIES
	Non Controlled
	Local:
30500064230	BBVA Consolidar Seguros S.A.	Common	1$	1	1,301,847	146,797	109,782	Insurance	06.30.2017	10,651	1,201,322	626,030

	Foreign:
17BE1002	S.W.I.F.T. S.C.R.L.	Common	1759$	1	4	209	199	Financial messenger Institutions	12.31.2016	261,540	7,892,596	498,242

		Subtotal non-controlled				147,006	109,981

		Total in other companies				147,006	109,981

		TOTAL INVESTMENTS IN OTHER COMPANIES				1,324,070	1,334,553

EXHIBIT F

MOVEMENT OF PREMISES AND EQUIPMENT AND OTHER ASSETS

FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2017 AND THE FISCAL YEAR ENDED DECEMBER 31, 2016

(Translation of financial statements originally issued in Spanish - See note 22)

-Stated in thousands of pesos-

	Net book				Depreciation for the period
Description	value at beginning of fiscal year	Additions	Transfers	Decreases	Years useful life	Amount	Net book value at 06-30-2017	Net book value at 12-31-2016
PREMISES AND EQUIPMENT
Real Estate	2,148,286	117,487	46,852	—	50	20,404	2,292,221	2,148,286
Furniture and Facilities	564,791	138,573	321,785	—	10	48,466	976,683	564,791
Machinery and Equipment	461,292	69,145	163,718	—	3 and 5	128,858	565,297	461,292
Automobiles	8,358	15	—	—	5	1,205	7,168	8,358

TOTAL	3,182,727	325,220	532,355	—		198,933	3,841,369	3,182,727

OTHER ASSETS
Construction in progress	141,101	125,697	(52,286)	27,206	—	—	187,306	141,101
Advances to suppliers of goods	475,767	83,743	(392,229)	—	—	—	167,281	475,767
Work of Art	992	—	—	—	—	—	992	992
Leased assets	2,152	—	—	—	50	24	2,128	2,152
Property taken as security for loans	1,724	—	—	1,156	50	8	560	1,724
Stationary and office supplies	43,403	9,563	—	16,769	—	—	36,197	43,403
Others	212,965	629	(87,840)	—	3 and 5	93	125,661	212,965

TOTAL	878,104	219,632	(532,355)	45,131		125	520,125	878,104

EXHIBIT G

MOVEMENT OF INTANGIBLE ASSETS

FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2017 AND THE FISCAL YEAR ENDED DECEMBER 31, 2016

(Translation of financial statements originally issued in Spanish - See note 22)

-Stated in thousands of pesos-

	Net book value		Amortization for the period
Description	beginning of fiscal year	Additions	Years of useful life	Amount	Net book value at 06-30-2017	Net book value at 12-31-2016
Goodwill	3,476	—	10	180	3,296	3,476
Organization and development expenses (1)	312,161	92,288	1 y 5	53,347	351,102	312,161

TOTAL	315,637	92,288		53,527	354,398	315,637

(1)	This caption mainly includes costs from information technology projects and leasehold improvements.

EXHIBIT H

CONCENTRATION OF DEPOSITS

AS OF JUNE 30, 2017 AND DECEMBER 31, 2016

(Translation of financial statements originally issued in Spanish - See note 22)

-Stated in thousands of pesos-

	06.30.17		12.31.16
Number of clients	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio
10 largest clients	4,192,536	3.34%	4,048,094	3.53%
50 next largest clients	7,687,726	6.12%	6,503,517	5.67%
100 following clients	4,553,776	3.63%	4,508,402	3.93%
Remaining clients	109,182,124	86.91%	99,592,092	86.87%

TOTAL	125,616,162	100.00%	114,652,105	100.00%

EXHIBIT I

BREAKDOWN OF MATURITY TERMS OF DEPOSITS AND OTHER LIABILITIES

FROM FINANCIAL TRANSACTIONS

AS OF JUNE 30, 2017

(Translation of financial statements originally issued in Spanish - See note 22)

-Stated in thousands of pesos-

	Terms remaining to maturity
Descriptions	1 month	3 months	6 months	12 months	24 months	More than 24 months	TOTAL
Deposits	113,868,977	9,013,425	1,479,594	798,156	455,763	247	125,616,162

Other liabilities from financial transactions
Argentine Central Bank	6,513	3,708	3,018	1,240	190	—	14,669
Banks and international institutions	88,743	46,015	134,788	—	—	—	269,546
Corporate Bonds	386,691	27,468	107,500	297,500	152,500	473,553	1,445,212
Others	8,570,624	122,318	99,544	40,913	6,269	—	8,839,668

Total O.L.F.T.	9,052,571	199,509	344,850	339,653	158,959	473,553	10,569,095

TOTAL	122,921,548	9,212,934	1,824,444	1,137,809	614,722	473,800	136,185,257

EXHIBIT J

MOVEMENT OF ALLOWANCES

FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2017 AND THE FISCAL YEAR ENDED DECEMBER 31, 2016

(Translation of financial statements originally issued in Spanish - See note 22)

-Stated in thousands of pesos-

	Book value at	Increases (6)		Decreases		Book value
Description	beginning of fiscal year			Reversals	Applications	06.30.17	12.31.16
DEDUCTED FROM ASSETS
Government securities
- For impairment value	213	10	(5)	—	—	223	213
Loans
- Allowances for doubtful loans	1,573,590	660,850	(1)	—	388,949	1,845,491	1,573,590
Other receivables form financial transactions
- Allowances for doubtful receivables and impairment	5,074	522	(1)	—	—	5,596	5,074
Receivables from financial leases
- Allowances for doubtful receivables and impairment	27,187	4,952	(1)	—	4,508	27,631	27,187
Investment to other companies
- For impairment value	5	—	(3)	—	—	5	5
Other receivables
- Allowance for doubt receivable	614,105	128,147	(2)	—	38	742,214	614,105

Total	2,220,174	794,481		—	393,495	2,621,160	2,220,174

LIABILITIES -ALLOWANCES
Contingent commiments	581	19	(1)	—	—	600	581
Other contingencies	1,337,373	1,331,405	(4)	1,020	127,772	2,539,986	1,337,373
For administrative, disciplinary and criminal penalties	5,000	—		—	—	5,000	5,000

TOTAL	1,342,954	1,331,424		1,020	127,772	2,545,586	1,342,954

(1)	Recorded in compliance with the provisions of Communitions “A” 2950, as supplemented, of BCRA, taking into account Note 2.3.f.).
(2)	Includes mainly the potential loans risk arising booked as Miscellaneous receivables relating to the petitions for the protection of constitutional rights (Amparos) paid and deferred tax asset (see Note 3).
(3)	Constituted to recognize the estimated devaluation in the assets of A.I.G. Latin American Fund.
(4)	Constituted to cover eventual contingencies not considered in other accounts (civil, commercial, labor and other lawsuits) (See Note 2.3.p) and as required by Memorandum No. 6/2017 of BCRA (see Note 3).
(5)	Recorded in compliance with the provisions of Communication “A” 4084 of the BCRA.
(6)	Includes exchange differences generated as allowances in foreign currency, booked in the “Financial income-Gold and foreing currency exchange difference” account, as follow:

Government securities	10
Loans	9,199
Other receivables from financial transactions	23
Other receivables	334

EXHIBIT K

CAPITAL STRUCTURE AS OF JUNE 30, 2017

(Translation of financial statements originally issued in Spanish - See note 22)

-Stated in thousands of pesos-

SHARES			CAPITAL STOCK
	Quantify	Votes per share	Issued		Pending issuance or distribution
Class			Outstanding	In portfolio			Paid in
Common	536,877,850	1	536,833	—	45	(1)	536,878	(2)

(1)	Shares issued and available to stockholders but not as yet withdrawn.
(2)	Fully registered with the Public Registry of Commerce (See note 1.2.)

EXHIBIT L

FOREIGN CURRENCY BALANCES AS OF

JUNE 30, 2017 AND DECEMBER 31,2016

(Translation of financial statements originally issued in Spanish - See note 22)

-Stated in thousands of pesos-

	06.30.17							12.31.16
	TOTAL	TOTAL OF THE PERIOD (per type of currency)						TOTAL
	OF			Pound	Swiss			OF THE
Accounts	PERIOD	Euro	Dollar	Sterling	Franc	Yen	Others	FISCAL YEAR
ASSETS

Cash and due from banks	21,994,387	807,533	21,161,385	2,560	1,430	971	20,508	31,998,242
Government and private securities	4,960,677	—	4,960,618	—	—	—	59	1,002,666
Loans	17,878,958	—	17,878,958	—	—	—	—	12,446,718
Other receivables from financial transactions	2,688,180	379,663	2,307,652	—	865	—	—	471,815
Investment in other companies	4,387	209	4,178	—	—	—	—	4,188
Other receivables	528,578	2,943	525,635	—	—	—	—	632,225
Suspense items	1,412	1	1,411	—	—	—	—	1,841

TOTAL	48,056,579	1,190,349	46,839,837	2,560	2,295	971	20,567	46,557,695

LIABILITIES

Deposits	41,638,489	547,988	41,090,501	—	—	—	—	39,719,184
Other liabilities from financial transactions	4,175,569	612,613	3,552,645	1,359	2,011	21	6,920	2,964,044
Other liabilities	211,185	918	210,267	—	—	—	—	141,672
Suspense items	11,588	—	11,588	—	—	—	—	12,372

TOTAL	46,036,831	1,161,519	44,865,001	1,359	2,011	21	6,920	42,837,272

MEMORANDUM ACCOUNTS

Debit accounts (except contra debit accounts)
Contingent	5,563,473	125,490	5,437,983	—	—	—	—	5,483,480
Control	103,080,944	676,015	102,317,396	4,703	1,888	5,344	75,598	43,604,014

TOTAL	108,644,417	801,505	107,755,379	4,703	1,888	5,344	75,598	49,087,494

Credit accounts (except contra credit accounts)
Contingent	637,897	100,666	537,223	—	—	8	—	377,478
Control	340,445	224,091	116,354	—	—	—	—	150,580

TOTAL	978,342	324,757	653,577	—	—	8	—	528,058

EXHIBIT N

ASSISTANCE TO RELATED AND AFFILIATES

AS OF JUNE 30, 2017 AND DECEMBER 31, 2016

(Translation of financial statements originally issued in Spanish - See note 22)

-Stated in thousands of pesos-

	Status
		With	With problems /		With high risk of uncollectibility /			Classified uncollectible
		special	Medium Risk		High Risk			as such
		follow-up /	Not yet		Not yet			under regulatory	TOTAL (1)
Concept	Normal	Low Risk	matured	Past-due	matured	Past-due	Uncollectible	requirement	06.30.17	12.31.16
1. Loans	3,811,597	—	—	—	—	—	—	—	3,811,597	2,289,886
- Overdraft	4,019	—	—	—	—	—	—	—	4,019	915
Without senior or counter guaranty	4,019	—	—	—	—	—	—	—	4,019	915
- Discounted Instruments	1,833	—	—	—	—	—	—	—	1,833	1,560
Without senior or counter guaranty	1,833	—	—	—	—	—	—	—	1,833	1,560
- Real Estate Mortgage and Collateral Loans	7,300	—	—	—	—	—	—	—	7,300	3,343
Other collaterals and counter guaranty “B”	7,300	—	—	—	—	—	—	—	7,300	3,343
- Consumer	1,357	—	—	—	—	—	—	—	1,357	1,989
Without senior or counter guaranty	1,357	—	—	—	—	—	—	—	1,357	1,989
- Credit Cards	9,172	—	—	—	—	—	—	—	9,172	10,586
Without senior or counter guaranty	9,172	—	—	—	—	—	—	—	9,172	10,586
- Others	3,787,916	—	—	—	—	—	—	—	3,787,916	2,271,493
Without senior or counter guaranty	3,787,916	—	—	—	—	—	—	—	3,787,916	2,271,493
2. Others receivables from financial transactions	72,244	—	—	—	—	—	—	—	72,244	35,324
3. Receivables from financial leases and other	361	—	—	—	—	—	—	—	361	404
4. Contingent commitments	116,180	—	—	—	—	—	—	—	116,180	112,638
5. Investments in other companies and private securities	1,295,900	—	—	—	—	—	—	—	1,295,900	1,301,479

TOTAL	5,296,282	—	—	—	—	—	—	—	5,296,282	3,739,731

TOTAL ALLOWANCES	33,858	—	—	—	—	—	—	—	33,858	19,433

(1)	Corresponds to the maximum assistance granted to customers at June 30, 2017 and December 31, 2016, respectively, in accordance with the provisions of BCRA.

EXHIBIT O

FINANCIAL DERIVATIVES INSTRUMENTS

AS OF JUNE 30, 2017

(Translation of financial statements originally issued in Spanish - See note 22)

-Stated in thousands of pesos-

Type of contract	Purpose of transactions	Underlying asset	Type of settlement	Traded at / Counterparty	Weighted average term as originally agreed (months)	Weighted average residual term (months)	Weighted average term for difference settlements (days)	Amount
SWAPS	Financial transactions -own count	—	Upon expiration of differences	RESIDENTS IN ARGENTINA- FINANCIAL SECTOR	24	18	35	3,750,633
SWAPS	Interest rate hedge	—	Upon expiration of differences	RESIDENTS IN ARGENTINA- NON-FINANCIAL SECTOR	122	27	7	20,969
REVERSE REPOS	Financial transactions -own count	Others	Upon expiration of differences	RESIDENTS IN ARGENTINA FINANCIAL SECTOR	1	1	1	3,257,026
REPOS	Financial transactions -own count	Others	Upon expiration of differences	RESIDENTS IN ARGENTINA FINANCIAL SECTOR	1	1	1	28,519
FUTURES	Financial transactions -own count	Foreign currency	Daily of differences	ROFEX	2	1	1	2,030,105
FUTURES	Financial transactions -own count	Foreign currency	Daily of differences	RESIDENTS IN ARGENTINA FINANCIAL SECTOR	4	3	1	1,329,471
FUTURES	Financial transactions -own count	Foreign currency	Upon expiration of differences	RESIDENTS IN ARGENTINA- FINANCIAL SECTOR	4	4	5	5,327,005

CONSOLIDATED BALANCE SHEET AS OF

JUNE 30, 2017 AND DECEMBER 31, 2016

(Art. 33 General Companies Law)

(Translation of financial statements originally issued in Spanish - See note 22)

Stated in thousands of pesos

			06.30.17	12.31.16
ASSETS:

A. CASH AND DUE FROM BANKS:
Cash			7,720,359	14,176,644
Due from banks and correspondents			29,327,850	34,049,463

Argentine Central Bank (BCRA)			28,876,917	31,268,051
Other local			33,995	113,958
Foreign			416,938	2,667,454

			37,048,209	48,226,107

B. GOVERNMENT AND PRIVATE SECURITIES (Note 7.a.):
Holdings booked at fair value			7,020,985	4,304,931
Holdings booked at amortized cost			965,068	904,089
Instruments issued by the BCRA			17,556,280	7,375,103
Investments in listed private securities			238,414	154,899

Less: Allowances			223	213

			25,780,524	12,738,809

C. LOANS:
To government sector	(Exhibit I	)	239	98,819

To financial sector	(Exhibit I	)	2,399,363	1,991,564

Interfinancial – (Call granted)			316,757	404,085
Other financing to local financial institutions			2,010,538	1,442,702
Interest and foreign currency exchange differences accrued and pending collection			72,068	144,777

To non financial private sector and residents abroad	(Exhibit I	)	89,018,144	78,417,690

Overdraft			9,503,576	9,546,565
Discounted instruments			10,070,029	10,896,722
Real estate mortgage			2,071,739	1,889,443
Collateral Loans			6,986,809	5,628,320
Consumer			11,646,873	9,368,939
Credit cards			23,979,885	22,520,843
Other (Note 7.b.)			23,976,984	17,754,130
Interest and foreign currency exchange differences accrued and pending collection			1,094,688	1,142,074
Less: Interest documented together with main obligation			312,439	329,346

Less: Allowances			1,899,600	1,618,152

			89,518,146	78,889,921

Carried Forward			152,346,879	139,854,837

Brought forward			152,346,879	139,854,837

(Cont.)

			06.30.17	12.31.16
D. OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS:
Argentine Central Bank (BCRA)			1,048,457	928,612
Amounts receivable for spot and forward sales to be settled			5,179,000	204,296
Instruments to be received for spot and forward purchases to be settled			2,621,482	485,109
Unlisted corporate bonds	(Exhibit I	)	340,851	325,925
Non-deliverable forward transactions balances to be settled			40,151	34,561
Other receivables not covered by loans classification regulations			25,338	12,156
Other receivables covered by debtor classification regulations	(Exhibit I	)	524,231	446,019

Less: Allowances			8,423	8,772

			9,771,087	2,427,906

E. RECEIVABLES FROM FINANCIAL LEASES:
Receivables from financial leases	(Exhibit I	)	2,178,050	2,048,800
Interest accrued pending collection	(Exhibit I	)	27,914	26,620

Less: Allowances			28,943	28,449

			2,177,021	2,046,971

F. INVESTMENTS IN OTHER COMPANIES:
In financial institutions			308,835	299,589
Other (Note 7.c.)			200,764	208,041

Less: Allowances			5	5

			509,594	507,625

G. OTHER RECEIVABLES:
Other (Note 7.d.)			3,665,145	3,186,645
Other interest accrued and pending collection			7,925	1,219

Less: Allowances			818,993	718,596

			2,854,077	2,469,268

H. PREMISES AND EQUIPMENT:			3,857,352	3,198,298

I. OTHER ASSETS:			566,875	920,009

J. INTANGIBLE ASSETS:
Goodwill			3,296	3,476
Organization and development expenses			351,238	312,335

			354,534	315,811

K. SUSPENSE ITEMS:			10,359	11,986

TOTAL ASSETS:			172,447,778	151,752,711

(Cont.)

	06.30.17	12.31.16
LIABILITIES:

L. DEPOSITS:
Government sector	1,263,871	2,640,909

Financial sector	162,514	247,891

Non financial private sector and residents abroad	124,247,647	111,732,953

Checking accounts	21,779,427	19,863,400
Savings deposits	57,773,515	42,577,203
Time deposits	37,485,649	35,148,553
Investments accounts	213	85,194
Other	6,597,557	13,429,450
Interest and foreign currency exchange differences accrued payable	611,286	629,153

	125,674,032	114,621,753

M. OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS:

Argentine Central Bank	14,669	31,970

Other	14,669	31,970

Banks and International Institutions	267,077	636,153
Unsubordinated corporate bonds	2,051,333	2,146,166
Amounts payable for spot and forward purchases to be settled	1,771,174	325,111
Instruments to be delivered for spot and forward sales to be settled	6,299,684	402,153
Financing received from Argentine financial institutions	996,860	771,130

Interfinancial (call borrowed)	—	14,300
Other financing from local financial institutions	996,860	756,808
Interest accrued payable	—	22
Non-deliverable forward transactions balances to be settled	51,980	6,128
Other (Note 7.e.)	9,513,654	9,303,503
Interest and foreign currency exchange differences accrued payable	186,263	163,368

	21,152,694	13,785,682

N. OTHER LIABILITIES:
Dividends payable	1,021,000	—
Fees payable	609	267
Other (Note 7.f.)	4,482,348	4,814,877

	5,503,957	4,815,144

O. ALLOWANCES	2,614,187	1,406,472

P. SUSPENSE ITEMS:	62,661	43,484

TOTAL LIABILITIES:	155,007,531	134,672,535

Q. MINORITY INTEREST IN SUBSIDIARIES (Note 4)	568,437	620,141

STOCKHOLDERS’ EQUITY:	16,871,810	16,460,035

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY:	172,447,778	151,752,711

MEMORANDUM ACCOUNTS

(Translation of financial statements originally issued in Spanish - See note 22)

-Stated in thousands of pesos-

	06.30.17	12.31.16
DEBIT ACCOUNTS

Contingent
Guaranties received	29,890,899	26,909,908
Contra contingent debit accounts	1,140,289	1,104,103

	31,031,188	28,014,011

Control
Receivables classified as irrecoverable	1,122,574	858,775
Other (Note 7.g.)	300,771,161	234,030,247
Contra control debit accounts	2,872,654	1,686,184

	304,766,389	236,575,206

Derivatives
“Notional” amount of non-deliverable forward transactions	4,333,264	2,623,708
Interest rate swap	3,250,597	1,980,362
Contra derivatives debit accounts	4,353,317	3,186,904

	11,937,178	7,790,974

TOTAL	347,734,755	272,380,191

CREDIT ACCOUNTS

Contingent
Credit lines granted (unused portion) covered by debtor classification regulations (Exhibit I)	213,531	176,296
Guaranties provided to the BCRA	—	227,946
Other guaranties given covered by debtor classification regulations (Exhibit I)	460,676	264,058
Other guaranties given non covered by debtor classification regulations	71,672	87,776
Other covered by debtor classification regulations (Exhibit I)	394,410	348,027
Contra contingent credit accounts	29,890,899	26,909,908

	31,031,188	28,014,011

Control
Items to be credited	2,200,217	1,436,763
Other	672,437	249,421
Contra control credit accounts	301,893,735	234,889,022

	304,766,389	236,575,206

Derivatives
“Notional” amount of non-deliverable forward transactions	4,353,317	3,186,904
Contra credit derivatives accounts	7,583,861	4,604,070

	11,937,178	7,790,974

TOTAL	347,734,755	272,380,191

The accompanying notes 1 through to 7 to the consolidated financial statements with subsidiaries and the Exhibit I are an integral part of these statements, which in turn are part of the stand-alone Financial Statements of BBVA Banco Francés S.A. and are to be read in conjunction therewith.

CONSOLIDATED STATEMENT OF INCOME

FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2017 AND 2016

(Art. 33 General Companies Law)

(Translation of financial statements originally issued in Spanish - See note 22)

Stated in thousands of pesos

	06.30.17	06.30.16
A. FINANCIAL INCOME
Interest on loans to the financial sector	199,794	248,779
Interest on overdraft	1,448,155	1,618,562
Interest on discounted instruments	917,543	1,042,783
Interest on real estate mortgage	174,697	202,000
Interest on collateral loans	594,800	547,447
Interest on credit card loans	2,093,855	1,990,135
Interest on other loans	2,452,927	1,924,470
Interest on other receivables from financial transactions	1,400	247
Interest on financial leases	217,556	231,078
Income from secured loans - Decree 1387/01	1,081	18,892
Income from government and private securities	1,374,076	2,494,832
Indexation by benchmark stabilization coefficient (CER)	255,683	310,254
Gold and foreign currency exchange difference	738,123	703,540
Other	451,326	330,325

	10,921,016	11,663,344

B. FINANCIAL EXPENSES
Interest on checking accounts	110,357	—
Interest on savings deposits	15,722	16,976
Interest on time deposits	2,991,977	4,037,844
Interest on interfinancial financing (call borrowed)	30,738	16,318
Interest on other financing from financial institutions	101,664	66,159
Interest on other liabilities from financial transactions	290,219	290,998
Other interest	941	2,362
Indexation by CER	17,325	232
Contribution to the deposit guarantee fund	101,370	162,761
Other	761,013	738,234

	4,421,326	5,331,884

GROSS INTERMEDIATION MARGIN - GAIN	6,499,690	6,331,460

C. ALLOWANCES FOR LOAN LOSSES	680,355	497,480

Carried Forward	5,819,335	5,833,980

Brought forward	5,819,335	5,833,980

(Cont.)

	06.30.17	06.30.16
D. SERVICE CHARGE INCOME
Related to lending transactions	2,118,434	1,606,395
Related to liability transactions	1,743,206	1,131,799
Other commissions	320,112	200,825
Other	862,495	643,887

	5,044,247	3,582,906

E. SERVICE CHARGE EXPENSES
Commissions	1,912,809	1,273,068
Other (Note 7.h)	706,275	364,362

	2,619,084	1,637,430

F. ADMINISTRATIVE EXPENSES
Payroll expenses	3,342,302	2,523,840
Fees to bank Directors and Supervisory Comittee	5,064	4,182
Others profesional Fees	103,268	67,154
Advertising and publicity	186,722	168,762
Taxes	561,833	410,405
Fixed assets depreciation	199,909	109,800
Organizational expenses amortization	53,385	38,412
Other operating expenses	787,034	584,268
Others	689,036	414,885

	5,928,553	4,321,708

NET GAIN FROM FINANCIAL TRANSACTIONS	2,315,945	3,457,748

RESULTS OF MINORITY INTEREST IN SUBSIDIARIES	(58,506)	(71,796)

G. OTHER INCOME
Income from long-term investments	173,393	149,688
Punitive interests	19,491	18,218
Loans recovered and reversals of allowances	114,577	119,429
Other (Note 7.i.)	1,557,871	434,604

	1,865,332	721,939

H. OTHER EXPENSES
Punitive interests and charges paid to BCRA	342	1,603
Charge for uncollectibility of other receivables and other allowances	1,486,481	452,360
Amortization of difference arising from judicial resolutions	4,999	5,470
Depreciation and losses from miscellaneous assets	733	770
Goodwill amortization	180	—
Other (Note 7.j)	509,180	82,234

	2,001,915	542,437

NET GAIN BEFORE INCOME TAX AND TAX MINIMUM PRESUMED INCOME	2,120,856	3,565,454

I. INCOME TAX AND TAX MINIMUM PRESUMED INCOME	798,081	1,437,112

NET INCOME FOR THE PERIOD	1,322,775	2,128,342

The accompanying notes 1 through to 7 to the consolidated financial statements with subsidiaries and the Exhibit I are an integral part of these statements, which in turn are part of the stand-alone Financial Statements of BBVA Banco Francés S.A. and are to be read in conjunction therewith.

CONSOLIDATED STATEMENT OF CASH AND CASH EQUIVALENTS FLOW

FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2017 AND 2016

(Art. 33 General Companies Law)

(Translation of financial statements originally issued in Spanish - See note 22)

-Stated in thousands of pesos-

	06.30.17	06.30.16
CHANGES IN CASH AND CASH EQUIVALENTS

Cash and cash equivelents at the beginning of the fiscal year	48,856,107 (1)	28,363,286 (1)
Cash and cash equivelents at the end of the period	37,499,209 (1)	26,879,719 (1)

Net decrease in cash and cash equivelents	(11,356,898)	(1,483,567)

REASONS FOR CHANGES IN CASH AND CASH EQUIVALENTS

Operating activities

Net (payments) / collections from:
-Government and private securities	(11,667,639)	(4,402,841)
- Loans	(1,942,040)	(733,467)

to financial sector	(659,508)	(261,761)
al non-financial public sector	8,549	51
al non-financial private sector and residents abroad	(1,291,081)	(471,757)
- Other receivables from financial transactions	(197,509)	(181,988)
- Receivables from financial leases	(130,050)	160,393
- Deposits	6,943,955	10,921,683

to financial sector	(85,377)	50,029
to non-financial public sector	(1,345,139)	4,252,354
to non-financial private sector and residents abroad	8,374,471	6,619,300
- Other liabilities from financial transactions	466,104	(2,286,994)

Financing from financial or interfinancial sector (call borrowed)	(14,300)	(43,000)
Others (except liabilities included in Financing Activities)	480,404	(2,243,994)
Collections related to service charge income	5,010,995	3,597,676
Payments related to service charge expense	(2,610,911)	(1,630,413)
Administrative expenses paid	(5,883,272)	(4,255,626)
Organizational and development expenses paid	(92,288)	(65,897)
Net collections from punitive interest	17,816	15,445
Differences from judicial resolutions paid	(4,999)	(5,470)
Collections of dividends from other companies	105,011	182,720
Other collections related to other income and expenses	137,834	579,029

Net cash flows (used in) / generated by operating activities	(9,846,993)	1,894,250

Investment activities

Net payments from premises and equipment	(326,608)	(125,326)
Net payments from other assets	(225,077)	(319,356)
Other payments from investments activities	(321,815)	(336,684)

Net cash flows used in investment activities	(873,500)	(781,366)

Financing activities

Net payments from:
- Unsubordinated corporate bonds	(94,833)	(314,036)
- Argentine Central Bank	(17,211)	(12,019)

Other	(17,211)	(12,019)
- Banks and international agencies	(659,295)	(967,142)
- Financing received from local financial institutions	240,052	218,158
Payments of dividends	—	(473,992)
Other payments related to financing activities	(105,118)	(1,047,420)

Net cash flows used in financing activities	(636,405)	(2,596,451)

Net decrease in cash and cash equivalents	(11,356,898)	(1,483,567)

(1)	See note 6 “Statements of cash and cash equivalents flow”.

The accompanying notes 1 through to 7 to the consolidated financial statements with subsidiaries and the Exhibit I are an integral part of these statements, which in turn are part of the stand-alone Financial Statements of BBVA Banco Francés S.A. and are to be read in conjunction therewith.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

WITH SUBSIDIARIES AS OF JUNE 30, 2017, PRESENTED IN COMPARATIVE FORM

(ART 33 – General Companies Law)

-Stated in thousands of pesos-

1.	SIGNIFICANT ACCOUNTING POLICIES AND SUBSIDIARIES

General rule

In accordance with the procedures set forth in BCRA’s regulations and Technical Pronouncement Nr. 21 of the Argentine Federation of Professional Councils in Economic Sciences, BBVA Banco Francés S,A, (hereinafter indistinctly referred to as either “BBVA Francés” or the “Bank”) has consolidated - line by line – its balance sheets as of June 30, 2017 and December 31, 2016, and the statements of income and cash and cash equivalents flow for the six month periods ended June 30, 2017 and 2016, as per the following detail:

•	As of June 30, 2017 and December 31, 2016.

a)	With the financial statements of BBVA Francés Valores S.A., PSA Finance Argentina Cía. Financiera S.A., Volkswagen Financial Services Compañía Financiera S.A. and BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión for the six month period ended June 30, 2017 and the fiscal year ended December 31, 2016.

b)	With the financial statements of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings) for the fiscal the fiscal year ended June 30, 2017 and for the six month period ended December 31, 2016.

•	As of June 30, 2016:

a)	With the financial statements of BBVA Francés Valores S.A., PSA Finance Argentina Cía, Financiera S.A. and BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión for the six month period ended June 30, 2016.

b)	With the financial statements of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings) for the fiscal year ended June 30, 2016.

The results and cash and cash equivalents flow of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings) have been adjusted for purposes of comparison of the fiscal years of companies consolidating on the basis of a six month period ended on June 30, 2017 and 2016.

Interests in subsidiaries as of June 30, 2017 and December 31, 2016 are listed below:

	Shares			Interest percentage in
	Type	Quantity		Total Capital		Possible Votes
Companies		06-30-2017	12-31-2016	06-30-2017	12-31-2016	06-30-2017	12-31-2016
BBVA Francés Valores S.A.	Common	12,396	12,396	96.9953	96.9953	96.9953	96.9953
Consolidar AFJP S.A. (undergoing liquidation proceedings)	Common	35,425,947	35,425,947	53.8892	53.8892	53.8892	53.8892
PSA Finance Argentina Cía Financiera S.A.	Common	26,089	26,089	50.0000	50.0000	50.0000	50.0000
Volkswagen Financial Services Compañía Financiera S.A.	Common	253,470,000	253,470,000	51.0000	51.0000	51.0000	51.0000
BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión (1)	Common	230,398	230,398	95.0000	95.0000	95.0000	95.0000

(1)	The Bank holds a direct stake of 95 % of capital of the Company and an indirect interest of 4.8498 % through BBVA Francés Valores S.A.

Total assets, liabilities and stockholders’ equity in accordance with the criteria defined in Note 2 below, as of June 30, 2017 and December 31, 2016 and net income balances for the periods ended June 30, 2017 and 2016, are listed below:

	Assets		Liabilities		Stockholders’ Equity		Net income/ gain-(loss)
Companies	06-30-2017	12-31-2016	06-30-2017	12-31-2016	06-30-2017	12-31-2016	06-30-2017	06-30-2016
BBVA Francés Valores S.A.	139,616	98,892	36,893	2,216	102,723	96,676	6,047	23,374
Consolidar AFJP S.A. (undergoing liquidation proceedings)	37,021	40,576	28,703	34,539	8,318	6,037	2,281	(5,014)
Volkswagen Financial Services Compañía Financiera S.A.	3,100,859	1,826,091	2,539,812	1,291,995	561,047	534,096	26,949	—
PSA Finance Argentina Cía. Financiera S.A.	4,223,951	3,160,749	3,651,323	2,455,941	572,628	704,808	87,820	142,550
BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión	233,678	265,302	41,992	38,189	191,686	227,113	104,573	41,877

2.	VALUATION METHODS

The financial statements of the subsidiaries have been prepared on the basis of criteria similar to those applied by the Bank for the preparation of its financial statements, in relation to valuation of assets and liabilities, measurement of results and restatement procedure as explained in Note 2 to the Entity’s individual financial statements.

The main differences between the accounting standards established by BCRA and argentine professional accounting standards are set out in Note 4.d) to the Bank’s individual financial statements.

3.	REFORM OF THE INTEGRATED RETIREMENT AND PENSION SYSTEM

Law Nr. 26,425- Dissolution and liquidation of Consolidar AFJP S.A.:

Law Nr. 26,425, which came into force on December 4, 2008, mandated that the capitalization system that used to be an integral part of the Integrated Retirement and Pension System was to be suppressed and replaced by a single pay-as-you-go system that is now known as the Argentine Integrated Social Security System. As a consequence, Consolidar AFJP S.A. ceased to manage the funds held in the individual capitalization accounts opened by the members and beneficiaries of the Integrated Retirement and Pension System, said funds were transferred to the Fund to Guarantee the Sustainability of the State-run Social Security System exactly as they had been invested and it is now the Argentine Social Security Authority (ANSES) the only and sole holder of said assets and funds.

Besides, on October 29, 2009, ANSES issued its Resolution Nr. 290/2009 whereby it granted a term of 30 working days to the pension fund managers that could be interested in re-converting their corporate purpose in order to manage the funds held as voluntary term deposits and as agreed-upon deposits in capitalization accounts for them to express their decision to do so.

Given the above situation and the inability of Consolidar AFJP S.A. to attain the corporate purpose and conduct the business for which it had been formed, on December 28, 2009, its Extraordinary General Unanimous Shareholders’ Meeting adopted the resolution to dissolve and subsequently liquidate Consolidar AFJP S.A. effective as of December 31, 2009 on the understanding that such will be the best alternative to safeguard the interests of both the creditors and the shareholders of the Company. In addition, as set forth in the Argentine Companies Law, the Shareholders’ Meeting decided to appoint Accountant Mr, Gabriel Orden and Mr. Rubén Lamandia to act as liquidators of Consolidar AFJP S.A. As of December 31, 2009 these gentlemen have been designated as the Company’s legal representatives. As of the date of issuance of these financial statements, they are moving forward with all the actions necessary to proceed with the liquidation of Consolidar AFJP S.A.

On January 28, 2010, the dissolution of Consolidar AFJP S.A. as well as the list of designated liquidators were registered with the Supervisory Board of Companies (the “IGJ”).

In addition, the Extraordinary General Shareholders’ Meeting of Consolidar AFJP S.A. approved a voluntary reduction in capital stock for 75,000 on October 19, 2009. In turn, the IGJ conferred its approval to the capital reduction mentioned on January 11, 2010. In this respect, on January 19, 2010 the shareholders were transferred their capital contributions in conformity with the above-mentioned reduction.

BBVA Francés, in its capacity as shareholder requested that Consolidar AFJP S.A. (undergoing liquidation proceedings) should file a Note with the Argentine Ministry of Economy and Public Finance and with the Argentine Social Security Authority to commence discussions within the framework of Law Nr. 26,425 in order to identify one or more resolution alternatives in connection with the consequences resulting from the events caused by the enactment of that Law. This note was filed by Consolidar AFJP S.A. (undergoing liquidation proceedings) on June 11, 2010.

On December 7, 2010, Consolidar AFJP S.A. (undergoing liquidation proceedings) filed an action for damages against the National State and the Ministry of Labor, Employment and Social Security with the court of original Federal Jurisdiction over Contentious Administrative Matters Nr. 4, Clerk of Court’s Office Nr. 7, case file Nr. 40,437/2010. The complaint was ratified by BBVA Francés in its capacity as majority shareholder in that Company. On July 15, 2011, Consolidar AFJP S.A. (undergoing liquidation proceedings) and BBVA Francés filed with the same court an enhanced complaint for determining the amounts claimed as damages. On March 9, 2012, the Court ordered the service of process on the National State. On November 23, 2012, the Court handed down a resolution demanding the production of evidence within a term of forty days. On May 13, 2013, the Court hearing in the case ordered that evidence be produced, The Company is providing depositions, documentary evidence and expert witnesses’ reports. On May 28, 2013, the Company accompanied the statements and the testimony of witnesses, as the case is currently at the evidence production stage.

4.	MINORITY INTEREST IN SUBSIDIARIES

The breakdown of balances in the “Minority interest in subsidiaries” account is as follows:

	06-30-2017	12-31-2016
Consolidar AFJP S.A. (undergoing liquidation proceedings)	3,835	2,784
BBVA Francés Valores S.A.	3,087	2,905
PSA Finance Argentina Cía. Financiera S.A.	286,314	352,404
Volkswagen Financial Services Compañía Financiera S.A.	274,913	261,707
BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión	288	341

Total	568,437	620,141

5.	RESTRICTIONS ON ASSETS

a)	BBVA Francés Valores S.A. carries shares in Mercado de Valores de Buenos Aires S.A. (VALO) for 22,500 and 66,400, as of June 30, 2017 and as of December 31, 2016, respectively. These shares are subject to a security interest (pledge) in favor of “Crédito y Caución Compañía de Seguros S.A.” by reason of the insurance agreement executed by the Company that issues such shares in order to honor the guarantee posted in the event of failure to comply with the Company’s commitments. As of June 30, 2017, the Company did not carry pending transactions apt to lead to non-compliances.

b)	See Note 7 to the separate financial statements of the Bank.

6.	STATEMENT OF CASH AND CASH EQUIVALENTS FLOW

The statements of cash and cash equivalents flow explains the changes in cash and cash equivalents. For such purpose, a detail is supplied of the items that the Bank considers to be cash and cash equivalents:

	06-30-2017	12-31-2016	06-30-2016	12-31-2015
a) Cash and due from banks	37,048,209	48,226,107	26,524,319	27,970,286
b) Loans to financial sectors, call granted maturity date less than three months.	451,000	630,000	355,400	393,000

CASH AND CASH EQUIVALENTS	37,499,209	48,856,107	26,879,719	28,363,286

Loans to the financial sector and call granted with a maturity of less than three months indicated in section b) is considered to be cash equivalents because they it is held in order to meet short-term commitments, they are readily convertible in known cash amounts, they are subject to insignificant risk of changes in value and their maturity is less than three months.

7.	BREAKDOWN OF MAIN ITEMS

The detail of the main items included in financial statements is as follows:

	06-30-2017	12-31-2016
a) GOVERNMENT AND CORPORATE SECURITIES

* Holdings at fair value

Secured Bonds due in 2020	1,608,793	1,737,508
Treasury Bills in US Dollar maturing 07/17/2017	1,107,002	—
Treasury Bills in US Dollar maturing 09/15/2017	831,443	—
Treasury Bills in US Dollar maturing 10/13/2017	651,192	—
Treasury Bills in US Dollar maturing 04/27/2018	534,485	—
Federal Government Bonds in Pesos Badlar + 200 pbs maturing 2022	517,382	—
Treasury Bills in US Dollar maturing 12/15/2017	463,865	—
National Treasury Bonds fixed rate maturing 2026	252,012	—
National Treasury Bonds maturing 2020	238,188	—
National Treasury Bonds fixed rate maturing 2023	152,429	193,022
Federal Government Bonds adjusted by CER due 2021	58,376	649,721
National Treasury Bonds fixed rate maturing 2021	48,620	327,356
Federal Government Bonds in Pesos Badlar + 300 pbs maturing 2017	43,212	—
National Treasury Bonds in Pesos fixed rate maturing 09/19/18	21,450	542,000
Peso-denominated Discount governed by Argentine Law maturing in 2033	—	227,048
Federal Government Bonds in Pesos Badlar + 325 pbs maturing in 2020	—	219,240
Federal Government Bonds in US Dollar 7% maturing in 2017	—	197,363
Other	492,536	211,673

Total	7,020,985	4,304,931

* Holdings booked at amortized cost

Treasury Bills in US Dollar maturing 11/24/2017	377,172	—
Treasury Bills in US Dollar maturing 01/26/2018	274,052	—
Treasury Bills in US Dollar maturing 04/27/2018	265,701	—
Debt Securities of the Province of Buenos Aires in pesos Series II	44,062	100,277
Treasury Bills in US Dollar maturing 03/20/2017	—	787,486
Other	4,081	16,326

Total	965,068	904,089

* Instruments issued by the BCRA

BCRA Bills (LEBAC)	17,556,280	7,375,103

Total	17,556,280	7,375,103

	06-30-2017	12-31-2016
* Investments in listed corporate securities

FBA Ahorro Pesos Investment Fund	142,782	121,775
Share in Bolsas y Mercados Argentinos (BYMA)	36,375	—
Share in Mercado de Valores (VALO)	22,500	—
FBA Bonos Argentina Investment Fund	19,538	17,600
FBA Renta Pesos Plus Investment Fund	10,839	10,083
FBA Renta Mixed Investment Fund	5,813	—
Other	567	5,441

Total	238,414	154,899

- Allowances	(223)	(213)

Total	25,780,524	12,738,809

b) LOANS - Other

Loans for prefinancing and export financing	15,224,755	8,486,700
Other fixed-rate financial loans	5,220,300	2,948,343
Credit line loans for production and financial inclusion	1,876,476	1,936,170
Other loans to Concessionaires F.P.	1,587,353	1,454,016
Loans to financial entities not resident in Argentina	62,710	1,674,658
Other loans at reduced rate	—	208,399
Other	5,390	1,045,844

Total	23,976,984	17,754,130

c) INVESTMENTS IN OTHER COMPANIES – Other

In other companies - unlisted	147,006	109,981
In companies-supplementary activities	53,758	98,060

Total	200,764	208,041

d) OTHER RECEIVABLES – Other

Guarantee deposits	1,190,551	1,120,490
Deferred tax asset	748,883	628,401
Miscellaneous receivables	647,485	637,255
Prepayments	449,126	404,927
Tax prepayments	379,676	76,447
Loans to personnel	246,769	175,507
Advances to personnel	1,141	118,544
Other	1,514	25,074

Total	3,665,145	3,186,645

	06-30-2017	12-31-2016
e) OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS - Other

Accounts payable for consumption	4,975,570	4,724,388
Collections and other operations for the account of third parties	1,281,306	1,569,700
Other withholdings and collections at source	1,311,187	1,320,614
Money orders payable	482,747	538,216
Fees collected in advance	478,293	332,523
Loans received from Fondo Tecnológico Argentina (FONTAR) and Banco de Inversión y Comercio Exterior (BICE)	343,977	369,284
Social security payment orders pending settlement	186,411	14,945
Third-party collection Floor Planning VW	159,179	137,134
Pending Banelco debit transactions	113,443	147,393
Accrued commissions payable	16,517	16,274
Funds raised from third parties	15,226	13,392
Loans received from Interamerican Development Bank (IDB)	14,970	17,567
Other	134,828	102,073

Total	9,513,654	9,303,503

f) OTHER LIABILITIES – Other

Miscellaneous payables	1,742,141	1,294,341
Amounts collected in advance	900,761	969,780
Accrued salaries and payroll taxes	776,970	984,983
Accrued taxes	546,174	422,165
Income tax payable	514,228	1,139,049
Other	2,074	4,559

Total	4,482,348	4,814,877

g) MEMORANDUM ACCOUNTS – DEBIT – CONTROL – Other

Items in safekeeping	155,846,332	118,909,223
Securities representative of investment in custody safekeeping on behalf of the Guarantee Fund for the Sustainability of the Pay-as-you-go System managed by the Argentine Republic	132,240,850	101,831,865
Checks not yet credited	9,391,565	9,756,237
Collections items	1,402,004	1,264,327
Checks drawn on the Bank pending clearing	1,342,588	1,125,465
Cash in custody on behalf of the BCRA	296,000	920,400
Other	251,822	222,730

Total	300,771,161	234,030,247

	06-30-2017	06-30-2016
h) SERVICE CHARGE EXPENSES - Other

Turn-over tax	356,769	244,783
Debtor balance for life insurance	227,954	—
Insurance paid on financial lease transactions	100,767	95,707
Other	20,785	23,872

Total	706,275	364,362

i) OTHER INCOME – Other

Income tax – Adjustment to reflect the effects of inflation for tax purposes fiscal year 2016 (1)	1,185,800	—
Deferred income tax (1)	120,482	242,500
Recovery tax	79,722	39,945
Related parties expenses recovery	51,670	19,377
Income from the Credit Card Guarantee Fund	48,292	84,099
Interest on loans to personnel	11,789	13,757
Income from payment orders	18	19,292
Other	60,098	15,634

Total	1,557,871	434,604

(1)    Offset against the same amount booked in “Other expenses – Charge for uncollectibility of other receivables and other allowances” pursuant to the provisions under Resolution Nr. 118/2003 and the Memorandum 6/2017 of the BCRA.

j) OTHER EXPENSES – Other

Insurance losses	34,818	14,402
Private health insurance for former employees	10,675	8,741
Donations	10,213	9,768
Turn-over tax	7,670	8,950
Expense from the Credit Card Guarantee Fund	1,476	5,146
Non-recoverable court fees	370	4,466
Other (1)	443,958	30,761

Total	509,180	82,234

(1)	This includes 393,559 that reflects the regularization in the rate applied to social security contributions starting in December 2013 until March 2017. In December 2013, the Entity reported to AFIP that in accordance with Section 2, Sub-section b) of the Argentine Executive Branch’s Decree Nr. 814/01 and Section 1 of Law Nr. 22,016, the Entity would start to apply the 17% tax rate instead of the 21% tax rate to the payment of social security contributions. The rules and regulations in force imposed said tax rate on the stock corporations in which the State holds an ownership interest and are governed by the Argentine Companies Law Nr. 19,550. The Argentine Government holds an ownership interest in the Entity through the Sustainability Guarantee Fund as from the nationalization of pension fund managers that occurred in the year 2008. Having heard about certain cases in which AFIP turned to arguments that reject the application of the 17% tax rate, the Entity decided to regularize the situation until March 2017 and for the period December 2013 – May 2016 the Entity adhered to the plan of payment in installments prescribed by General Resolution Nr. 3920/2016 which regulates Law Nr. 27,260.

EXHIBIT I

CONSOLIDATED CLASSIFICATION OF FINANCING FACILITIES BY

CATEGORIES AND GUARANTIES RECEIVED

AS OF JUNE 30, 2017 AND DECEMBER 31, 2016

(Translation of financial statements originally issued in Spanish - See note 22)

-Stated in thousands of pesos-

	06.30.17	12.31.16
COMMERCIAL PORTFOLIO

Normal performance	48,321,997	42,728,348

Preferred collaterals and counter guaranties “A”	1,618,656	1,751,341
Preferred collaterals and counter guaranties “B”	1,306,722	1,413,827
Without senior security or counter guaranties	45,396,619	39,563,180

With special follow-up	22,918	13,116

Under observation	22,918	5,968

Preferred collaterals and counter guaranties “B”	2,704	3,613
Without senior security or counter guaranties	20,214	2,355
Negociations for recovery or re-financing agreements underway	—	7,148

Preferred collaterals and counter guaranties “B”	—	6,177
Without senior security or counter guaranties	—	971

Non-performing	17,237	17,568

Preferred collaterals and counter guaranties “B”	6,175	—
Without senior security or counter guaranties	11,062	17,568

With high risk of uncollectibility	43,905	11,385

Preferred collaterals and counter guaranties “B”	7,284	7,105
Without senior security or counter guaranties	36,621	4,280

TOTAL (1)	48,406,057	42,770,417

(1)	Items included: Loans (before allowances): Other receivables from financial transactions; Unlisted corporate bonds and Other receivables by debtor classification regulations; Receivables from financial leases (before allowances); Memorandum accounts - Credit-Contingent: Credit lines granted (unused portion) covered by debtor classification regulations, Other guaranties given covered by debtor classification regulations and Other covered by debtor classification regulations.

EXHIBIT I

(Contd.)

CONSOLIDATED CLASSIFICATION OF FINANCING FACILITIES BY

CATEGORIES AND GUARANTIES RECEIVED

AS OF JUNE 30, 2017 AND DECEMBER 31, 2016

(Translation of financial statements originally issued in Spanish - See note 22)

-Stated in thousands of pesos-

	06.30.17	12.31.16
CONSUMER AND HOUSING PORTFOLIO

Normal performance	45,930,388	40,347,631

Preferred collaterals and counter guaranties “A”	19,399	11,534
Preferred collaterals and counter guaranties “B”	6,944,964	5,808,488
Without senior security or counter guaranties	38,966,025	34,527,609

Low Risk	482,574	420,832

Other collaterals and counter guaranties “B”	80,402	68,816
Without senior security or counter guaranties	402,172	352,016

Medium Risk	452,351	363,965

Other collaterals and counter guaranties “B”	19,700	20,628
Without senior security or counter guaranties	432,651	343,337

High Risk	248,500	198,986

Other collaterals and counter guaranties “B”	38,045	24,799
Without senior security or counter guaranties	210,455	174,187

Uncollectible	37,534	41,900

Other collaterals and counter guaranties “B”	12,830	18,483
Without senior security or counter guaranties	24,704	23,417

Uncollectible, classified as such under regulatory requirements	5	87

Other collaterals and counter guaranties “B”	—	61
Without senior security or counter guaranties	5	26

TOTAL (1)	47,151,352	41,373,401

GENERAL TOTAL	95,557,409	84,143,818

(1)	Items included: Loans (before allowances): Other receivables from financial transactions; Unlisted corporate bonds and Other receivables by debtor classification regulations; Receivables from financial leases (before allowances); Memorandum accounts - Credit-Contingent: Credit lines granted (unused portion) covered by debtor classification regulations, Other guaranties given covered by debtor classification regulations and Other covered by debtor classification regulations.

INFORMATIVE SUMMARY OF ACTIVITY FOR THE PERIOD ENDED

JUNE 30, 2017

(Consolidated amounts – Stated in thousand Pesos)

BBVA Francés booked an accumulated gain of 1,322,775 as of June 30, 2017, thus reaching an average return on equity (ROE) of 7.9% and an average return on assets (ROA) of 0.8%.

In line with its business strategy, BBVA Francés continues to work towards the establishment of new standards in client experience and in the quality of the service offered, improving and increasing interaction with clients and non-clients alike and developing a streamlined and distinctive service and distribution model that guarantees broader dissemination. To this end, in May 2017 the Corporate Banking service model changed, shifting from a scheme of 34 branches specialized in corporate banking to only one organization-wide corporate banking service model.

The Entity has a broad distribution model with countrywide presence and a network of 252 retail banking branches which have now also started to serve the segment of small and medium enterprises and institutions. Corporate banking, in turn, is organized by industry sectors: Consumption, Heavy Industries, Energy, Agribusiness and Financial Institutions. Large enterprises receive personalized service.

To supplement its distribution network, BBVA Francés has 16 banks on an “on the premises” modality, 1 point of sales, 1 point of Express customer service, 755 automatic teller machines and 819 self-service terminals. As of June 30, 2017, the Bank had 6,190 employees.

In addition, the Entity has redoubled efforts to grow digital sales, invigorating the acquisition of new digital clients (Web + Mobile) and developing new functionalities to optimize the processes in this type of sales.

BBVA Francés also continued to work towards strengthening the businesses in which it is present. In this sense, the Bank continued to strengthen its strong franchise in the Credit Card business and consolidated its position in the pledge business, exploiting the strategic partners model with LATAM, PSA Finance Argentina Cía. Financiera S.A., Rombo Cía Financiera S.A., and Volkswagen Financial Services Cia. Financiera S.A., among others. It is important to emphasize that in line with the opportunities arising from the current context, BBVA Francés has taken its first steps in the mortgage business and is working to become a leading player in this market, which seems to present positive prospects for the coming years.

Regarding the performance of the Bank in terms of activity, as of June 30, 2017, BBVA Francés’ portfolio of loans to the private sector totaled 91,417,507, which represents a 35.9% growth rate compared to June 2016 and an 8% growth rate compared to the close of the previous quarter. The Entity’s market share stood at 6.4% at the end of the period.

This growth was supported by the increase in the portfolio of loans to companies, which grew by 41.1% in the last twelve months, resulting in gains equivalent to 30 basis points in the repayment installment of commercial loans, which stood at 7.2% as of June 30, 2017. Financing for foreign trade transactions exhibited remarkable performance in the period, growing by 97.0% in the last twelve months.

Consumer finance rose by 33.2% in the last twelve months; unsecured loans, pledge loans and consumer loans performed outstandingly and grew by 53.6% and 53.1%, respectively, whilst credit cards grew at a slower pace, 23.5%.

Regarding asset quality, the Bank continues to exhibit the best indicators in the Argentine financial system. The portfolio quality ratio (non-performing Financing / Total financing) was 0.85%, with a coverage ratio (total allowances / non-performing Financing) of 243.3 % at the end of the period.

Information not covered by the Interim Review Report.

As of June 30, 2017, the portfolio of government securities totaled 7,986,053 and represented 4.6% of the Bank’s total assets, while the instruments issued by the BCRA, net of repurchase agreements, totaled 14,393,352 as of that date and since they are short-term, they are used in order to allocate liquidity.

In terms of liabilities, total customer funds totaled 125,674,032, growing by 35.4% in the last twelve months and 2.3% compared to the previous quarter. Demand deposits grew by 69.4% in the year and by 18.1% in the quarter, while term deposits increased by 5% in the year and fell by 5.6% in the quarter. On the other hand, as a result of the application of the fiscal amnesty regime, special account balances were recorded for 4,224,913, representing a 60.7% drop in the quarter, which in turn stands for 3.4% of total deposits to the private sector.

BBVA Francés maintains sufficient levels of liquidity and solvency. As of June 30, 2017, liquid assets (cash and cash equivalents plus Government and corporate securities) represented 50.0% of the Bank’s deposits. In addition, the capital ratio was at 13.1% of risk-weighted assets.

Net financial revenues grew by 2.7% in the first half of 2017 compared to the same period a year earlier and by 12% in the last quarter. Financial income fell by 6.4% in the half-year period compared to the first half of 2016. This drop is primarily a reflection of the decrease in income from government securities mainly due to market interest rates and price variations in addition to an increase in foreign currency holdings. Besides, CER clauses yields were smaller due to a smaller increase in inflation in the first half of 2017. Regarding financial expenses, they fell 17.1% in the first half of 2017 compared to the same period a year earlier, caused in turn by a drop in rates: there was a decrease equivalent to 6.5 basis points in the wholesale interest rate accrued by term deposits and there was a better funding mix.

Besides, the provision for loan losses increased by 36.8% in the first half of 2017 compared to the same period of 2016 resulting from the portfolio impairment, above all in retail loans, and a larger volume of placements.

Net service revenues increased by 24.7% in the first half of 2017 compared to a year earlier. Commissions earned totaled 5,044,247, representing an increase of 40.8%, mainly driven by revenues derived from increased consumption with credit cards and increased commissions generated by deposit accounts. Expenses, in turn, amounted to 2,619,084, representing a 60.0% increase in the same period. This increase was generated by higher commissions paid by the LATAM Pass program, promotions for purchases with credit cards and campaigns launched to acquire new clients.

Administrative expenses totaled 5,928,553 in the first half of 2017 up 37.2% compared with those of the same period of the previous year. The increase in personnel expenses was the consequence, primarily, of salary increases. Overheads reflect higher increases in depreciation, maintenance, safekeeping and repairs and the transportation of valuables and taxes. Expenses increased due to a greater volume of activity, due to the general increase in prices, the depreciation of the currency and the increase in tariffs.

Information not covered by the Interim Review Report.

Outlook

Plans for 2017

In relation to the expectations for 2017, it is estimated that the economy will start to grow again and BBVA Francés is prepared to lead the growth that the Argentine financial system will experience in the coming years.

In this sense, the plans for 2017 will be based on three pillars closely linked to what customers need and demand:

•	Improve customers’ experience

In addition to focusing on quality standards, the Bank will also focus on redefining processes and establishing measurable service levels for both external and internal customers. To achieve this, innovation will be a necessary and fundamental piece.

In relation to the segments, the Bank will work to gain flexibility in the customer service model, the roles and the current functions to provide a better service. The aim is to empower the officers so that they can respond to the needs of their clients and to provide them with new channels of care.

In this economic context, another of the pillars will be the investment world, for which the Bank is working on the design of a completely renewed set of products for its clients, as well as in the improvement of digital channels.

•	Distribution

BBVA Francés intends to increase its customer base and for this purpose, it continuously analyzes the most cost-effective and efficient way of doing so. The strategy to achieve this goal is based on the development and evolution of contact channels. In this sense, it will be of the utmost importance to digitize 100% of the customers to give more options of contact and service. In this way customers will be able to choose through which channel they want to be served.

The Bank has also developed a detailed plan in order to remove a substantial part of the transactions carried out by the box line and transfer them to digital channels to provide a high quality service to its customers. This will also be important to be able to evolve in terms of sales and cross-selling, since this will gain greater possibility of contact with our customers.

•	Business in the main segments and products and efficient allocation of capital

To lead the evolution in the offer of value to clients and to take advantage of the opportunities of future growth of the financial system, the Bank will make special emphasis on:

•	Continuing with actions to acquire new customers and maintain a good performance in terms of customer retention.

•	Maintaining leadership position in businesses such as secured loans and credit cards.

•	Developing value propositions in those segments that present great growth opportunities, such as mortgage and investment loans.

Information not covered by the Interim Review Report.

•	Focusing on the segment of small and medium enterprises.

•	Continuing to drive growth in the payroll segment. This will be essential to capture greater value in the retail business.

•	Improving in terms of pricing and asset allocation according to our models of return on regulatory capital.

Information not covered by the Interim Review Report.

CONSOLIDATED STATEMENT OF BALANCE SHEET STRUCTURE

COMPARED TO THE SAME PERIODS IN PRIOR FISCAL YEARS

(Stated in thousands of pesos)

	06-30-2017	06-30-2016	06-30-2015	06-30-2014	06-30-2013
Total Assets	172,447,778	131,589,234	87,571,100	68,366,053	49,308,628
Total Liabilities	155,007,531	116,326,817	75,772,809	59,271,631	43,433,980
Minority Interest in subsidiaries	568,437	317,712	268,259	205,873	143,097
Stockholders’ Equity	16,871,810	14,944,705	11,530,032	8,888,549	5,731,551
Total Liabilities + Minority Interest in subsidiaries + Stockholders’ Equity	172,447,778	131,589,234	87,571,100	68,366,053	49,308,628

CONSOLIDATED STATEMENT OF INCOME STRUCTURE COMPARED TO THE SAME PERIODS IN PRIOR FISCAL YEARS

(Stated in thousands of pesos)

	06-30-2017	06-30-2016	06-30-2015	06-30-2014	06-30-2013
Gross intermediation margin	6,499,690	6,331,460	4,258,960	3,887,391	2,066,838
Allowances for loan losses	(680,355)	(497,480)	(324,275)	(270,473)	(208,633)
Net income from services	2,425,163	1.945,476	1,761,058	1,542,651	1,152,442
Administrative expenses	(5,928,553)	(4,321,708)	(3,057,397)	(2,548,078)	(1,861,877)

Net gain from financial transactions	2,315,945	3,457,748	2,638,346	2,611,491	1,148,770
Miscellaneous income and expenses – net	(136,583)	179,502	(28,289)	98,495	24,399
Results of minority interest in subsidiaries	(58,506)	(71,796)	(66,193)	(44,498)	(25,116)
Income tax	(798,081)	(1,437,112)	(945,708)	(904,319)	(548,438)

Net income for the period	1,322,775	2,128,342	1,598,156	1,761,169	599,615

CONSOLIDATED CASH FLOWS STRUCTURE COMPARED TO THE SAME PERIODS IN PRIOR FISCAL YEARS

(Stated in thousands of pesos)

	06-30-2017	06-30-2016	06-30-2015	06-30-2014	06-30-2013
Net cash flow (used in) / generated by operating activities	(9,846,993)	1,894,250	3,047,981	(489,473)	699,341
Net cash flow used in investment activities	(873,500)	(781,366)	(699,705)	(584,870)	(419,763)
Net cash flow used in financing activities	(636,405)	(2,596,451)	(1,480,663)	(339,723)	(680,033)
Financial results and results from holdings of cash and cash equivalents	—	—	—	—	54

Total cash (used) / generated during the period	(11,356,898)	(1,483,567)	867,613	(1,414,066)	(400,401)

STATISTICAL RATIOS COMPARED TO SAME PERIODS IN PRIOR FISCAL YEARS

(period-over-period variations in balances)

	06-30-2017/16	06-30-2016/15	06-30-2015/14	06-30-2014/13	06-30-2013/12	06-30-2012/11
Total Loans	35.75%	40.06%	23.98%	20.41%	32.68%	28.45%
Total Deposits	35.38%	54.67%	24.90%	30.30%	22.72%	15.28%
Net Income	(37.85%)	33.17%	(9.26%)	193.72%	4.94%	45.58%
Stockholders’ Equity	12.89%	29.62%	29.72%	55.08%	29.10%	36.72%

RATIOS COMPARED TO THE SOME PERIODS IN PRIOR FISCAL YEARS

	06-30-2017	06-30-2016	06-30-2015	06-30-2014	06-30-2013	06-30-2012
Solvency (1)	10.84%	12.81%	15.16%	14.94%	13.15%	12.63%
Liquidity (2)	49.99%	51.54%	46.42%	45.20%	33.95%	40.48%
Tied-up capital (3)	2.77%	2.48%	2.90%	2.64%	1.64%	1.74%
Indebtedness (4)	9.22	7.81	6.60	6.69	7.60	7.92

(1)	Total Shareholders’ equity/Liabilities (including minority interests in subsidiaries)
(2)	Sum of Cash and due from Banks and Government and corporate securities/Deposits
(3)	Sum of Premises and equipment, other assets and Intangible assets/Assets
(4)	Total Liabilities (including minority interests in subsidiaries)/Shareholders’ equity

KPMG Audit Bouchard 710 - (C1106ABL) Buenos Aires, República Argentina	Telephone +54 (11) 4316 5700 Fax +54 (11) 4316 5800 Internet www.kpmg.com.ar

INDEPENDENT AUDITORS’ REPORT ON REVIEW OF INTERIM FINANCIAL STATEMENTS

To the President and Directors of

BBVA Banco Francés S.A.

Taxpayer Identification Number (C.U.I.T.): 30-50000319-3

Legal address: Av. Córdoba 111

City of Buenos Aires

Argentina

Report on Interim Financial Statements

We have reviewed the accompanying interim separate financial statements of BBVA Banco Francés S.A. (“the Bank”), which comprise the balance sheet as of June 30, 2017, and the related statements of income, changes in shareholders’ equity and cash and cash equivalents flow for the six-month period then ended, and Notes 1 to 22 and Exhibits A, B, C, D, E, F, G, H, I, J, K, L, N and O. In addition, we have also reviewed the interim consolidated financial statements of the Bank and its subsidiaries, which comprise the consolidated balance sheet as of June 30, 2017, and the related consolidated statements of income and cash and cash equivalents flow for the six-month period then ended, and Notes 1 to 7 and Exhibit 1 presented as supplementary information.

Bank’s responsibility for the Financial Statements

The Bank is responsible for the preparation and fair presentation of the accompanying interim financial statements in accordance with the accounting standards issued by the Argentine Central Bank (“BCRA”), which include the provisions informed to the Entity through Resolution Nr. 118/2003 and Memorandum Nr. 6/2017 of the BCRA (collectively referred to as “accounting standards established by the BCRA”), and for the design, implementation and maintenance of such internal control as the Bank determines is necessary to enable the preparation of financial statements that are free from material misstatement.

Auditors’ Responsibility and Scope of the Review

Our responsibility is to express a conclusion on these interim financial statements based on our review. We conducted our review in accordance with the review rules set forth by Technical Resolution Nr. 37 of the Argentine Federation of Professional Councils of Economic Sciences and the “Minimum Requirements on External Audits” issued by the BCRA applicable to the review of interim financial statements. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial statements and the consolidated interim financial statement, are not prepared, in all material respects, in conformity with accounting standards established by the BCRA.

© 2017 KPMG, a Partnership established under Argentine Law and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved.

Emphasis of Matter

Without modifying our conclusion, we draw the attention of the users of this report to the following matters:

a)	as mentioned in Note 4 to the accompanying interim separate financial statements, these financial statements were prepared by the Bank in accordance with the accounting standards established by the BCRA, which include the provisions informed to the Entity through Resolution Nr. 118/2003 and Memorandum Nr. 6/2017 of the BCRA, which do not fully conform with the professional accounting standards in force in the City of Buenos Aires (Argentina); the nature of these differences is described in the note referred to above, and

b)	as mentioned in Note 18 to the accompanying interim separate financial statements, the items and figures shown in the reconciliation included therein are subject to change and may only be considered as final when preparing the year-end financial statements for the year in which the Bank first applies the International Financial Reporting Standards as adopted by the BCRA, which differ from IFRS in that the BCRA has adopted a temporary exemption from the application of section 5.5 “Impairment” of IFRS 9 “Financial Instruments (issued July 2014)”.

Other matters

As it relates to the figures and other information for the fiscal year ended December 31, 2016 and for the six-month period ended June 30, 2016, presented for comparative purposes, it should be noted that:

a)	the figures and other information as of December 31, 2016 derive from the financial statements, which were examined by other auditors, who issued their independent auditors’ report on February 9, 2017 and expressed an unqualified opinion thereon, and

b)	the figures and other information for the six-month period ended June 30, 2016 derive from the related interim financial statements, which were reviewed by other auditors, who issued their interim review report on August 10, 2016 and expressed an unqualified conclusion on the financial statements referred to above.

City of Buenos Aires (Argentina), August 10, 2017

KPMG

María Gabriela Saavedra

Partner

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA French Bank S.A.

Date: August 31, 2017	By:	/s/ Ignacio Sanz y Arcelus
		Name:	Ignacio Sanz y Arcelus
		Title:	Chief Financial Officer